

F I N A N C I A L R E S P O N S I B I L I T Y T
Q E S R G A N Y U W V Y Z P A U G R P Y Q N J Z
Y O V X X S J R B T D Q U B Y O I V U W F X S X
Q Z A H L H X W L E P U M S T R V Y U X P R F Z
X U M M D K Z D J R E X B M E F F I C I E N C Y
B T A D X N P S I X S I G M A F S V H C O B U R
K M R L I I N Z C N X Y E R M H E S N Y P M S W
F G K W I X Q V A M N T Z M K V R T N S L D T E
M X E T P T Y Q Y M K O Y R N E I V B M E C O N
K D T G A Z Y U N I T T V V D C J R J W H D M C
Q K L D H G Q P G S W A C A R D B M X K Y Q E M
E H E K F R T N R S E U E F T P U W T Y Y U R D
C J A L A V L E D O F L F D S I E C N T R Y F L
W I D Z L A F R H Z D E P E W B O C T U F T O C
U P E D R C A H X E D U T D G I I N E S R I C A
D A R W K S K Q C E A O C Y Z K C B D M N F U D
R Z B W U O R N S K F N P T T K Q D C Z H R S E
V T M A W C E G D R H S P Q S R D B P L X T E R
U R Q A J I G R Z K I K K N U H U J E B I T D A
M X M U R Z Y Q Y M K C Y M N O O V B M E C O H
P T H E W A Y W E R U N O U R B U S I N E S S G
N K P N D V M T P V Z S M L R T D X N S V T C P
X X I I G X E N B Y I Q A F Z H P J I K B L S L
E V B F B N G S T S Y N C L M Y Q R L D D C U Q

IT'S WHO WE ARE. IT'S THE WAY WE RUN OUR BUSINESS.

Cooper Cameron is a leading international manufacturer of oil and gas pressure control equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. Cooper Cameron is also a leading manufacturer of centrifugal air compressors, integral and separable gas compressors and turbochargers.

Cameron engineers and manufactures systems used in oil and gas production and drilling in onshore, offshore and subsea applications, and provides aftermarket parts and service to the energy industry worldwide.

Cooper Cameron Valves provides a wide variety of valves and related products and services to the gas and liquids pipelines, oil and gas production and industrial process markets.

Cooper Compression, created through the combination of Cooper Energy Services and Cooper Turbocompressor, makes engines and compressors for the oil and gas production, gas transmission and process markets, manufactures and services centrifugal air compression equipment for manufacturing and process applications, and provides aftermarket parts and services for a wide range of compression equipment.

Cooper Cameron's website: www.coopercameron.com

FINANCIAL HIGHLIGHTS

($ thousands except per share, number of shares and employees)

Years ended December 31:	2002	2001	2000
Revenues	$ 1,538,100	$ 1,563,678	$ 1,386,709
Gross margin	446,810	482,600	411,912
Earnings before interest, taxes, depreciation and amortization (EBITDA)[1]	195,810	251,456	214,531
EBITDA (as a percent of revenues)	12.7%	16.1%	15.5%
Net income	60,469	98,345	27,660
Net income[1]	84,125	112,255	84,224
Earnings per share:			
Basic	1.12	1.82	0.52
Diluted	1.10	1.75	0.50
Diluted[1]	1.49	1.99	1.53
Shares utilized in calculation of earnings per share:			
Basic	54,215,000	54,170,000	52,800,000
Diluted	59,809,000	58,075,000	55,013,000
Diluted[1]	59,809,000	58,075,000	55,013,000
Capital expenditures	82,148	125,004	66,599
Return on average common equity[1]	8.6%	12.8%	10.6%
As of December 31:			
Total assets	$ 1,997,670	$ 1,875,052	$ 1,493,873
Debt-to-capitalization[2]	13.9%	21.7%	17.3%
Stockholders' equity	1,041,303	923,281	842,279
Shares outstanding	54,511,100	53,994,734	54,011,929
Net book value per share	19.10	17.10	15.59
Number of employees	7,800	8,000	7,300

[1] Excluding special items.

[2] Net of cash and short-term investments.


CAM
Listed
NYSE

TABLE OF CONTENTS

"At Cooper Cameron, our employees and managers run our business with an eye toward increasing the value of our investors' stake in the Company."

I have never seen this industry more cautious.

Whether it's a small independent considering drilling a shallow gas well in the Gulf of Mexico, or a major oil company reviewing the economics of a billion-dollar oil development offshore West Africa, or a service company considering investment in new equipment or facilities, there is a sense that every possible outcome is being carefully evaluated with an eye toward prudent risk-taking. This conservative stance seems particularly unusual in the face of recent oil and gas prices.

As an investor in this industry, you should take comfort.

We have been reminded in the past couple of years that sizable organizations—and not just those of us in the energy industry—can experience significant erosion of value in a very short time if managements and boards lose focus on their role as overseers of assets.

At Cooper Cameron, our employees and managers run our business with an eye toward increasing the value of our investors' stake in the Company. Since so many of our employees, including management, have an equity ownership, it's easy to keep that focus.

We've been a public company for nearly eight years. During that time, we have come through a number of cycles in the energy industry, adjusted our structure and our expectations accordingly and successfully dealt with the timing and duration of each cycle. At year-end 2002, our financial performance and our fiscal health both measured up quite well.

- Since our creation in 1995, our stock price is up nearly 400 percent.
- Our total assets are up almost $700 million, to just shy of $2 billion.
- Stockholders' equity has more than doubled to more than $1 billion.
- Net debt is $169 million, or less than 14 percent of total capitalization.
- We've made more than $380 million in acquisitions, all paid for with cash and debt.

During the past year, however, our earnings were lower than a year ago. Nevertheless, our people did an exemplary job of generating cash, allowing us to continue to improve our balance sheet. Our challenge for 2003 is to do even better.

We've said before that the amount of business we do is primarily dependent on how much our customers choose to spend on finding and developing hydrocarbon reserves. Rig count forecasts, oil pricing models and gas supply projections can provide some sense of the direction and pace of activity, but customer behavior remains the driving force behind our operating and financial performance.

Being a market leader in our primary product lines certainly helps ensure that we retain a meaningful share of business across all phases of the cycles in this industry. Additionally, our success this year in booking a number of significant subsea project orders has bolstered our backlog and improved our visibility in this area of Cameron's business. Yet, the overall picture remains a bit cloudy.

At this time a year ago, we noted that we expected our earnings during 2002 would be down from 2001 levels. While that forecast was correct, we actually finished the year as a stronger and more financially sound organization. With a little help from the energy markets, we anticipate improved financial results during 2003, and we feel a reasonable opportunity exists for earnings growth to continue into 2004. Of course, this assumes no significant divergence from forecasters' current expectations for energy demand and drilling activity.

North American market uncertainty overshadows story

Industry observers have had a difficult time reconciling $5.00 natural gas with the level of drilling activity in North America. The U.S. rig count turned up modestly in the second quarter of 2002, but then plateaued for the rest of the year. Each of our divisions depends on rig-related business in some way, and last year's results reflect the impact of this stagnant domestic drilling environment. Rather than getting caught up in this malaise, we took a variety of actions across our divisions to prepare for 2003.

While Cameron's significant presence in the domestic gas market has created some challenges, other segments of its business have improved. More subsea orders were booked this year than at any time in the Company's history, and nearly two-thirds of Cameron's year-end backlog was in its subsea business. Of course, the sheer size of the projects entails an added level of execution risk, but Cameron's successes to date in the subsea arena give us comfort that we can perform up to our customers' expectations. Also, while the domestic surface business has suffered with the stagnant U.S. rig count, international land and surface activity has essentially offset declines in the North American market.

Cooper Cameron Valves performed well in a difficult market, as it entered 2002 with a strong pipeline backlog that kept revenues and margins up through much of the year. While orders softened with the rig count, the December acquisition of Nutron Industries, a Canadian valve manufacturer, should provide a critical addition to Cooper Cameron Valves' revenues and profits.

In late 2002, Cooper Compression initiated a series of restructuring steps, including the closure of thirteen facilities. These actions were necessary to address a market where





"Being a market leader in our primary product lines certainly helps ensure that we retain a meaningful share of business across all phases of the cycles in this industry."

new equipment demand is down significantly. The difficulties faced by aftermarket customers—transmission and gathering systems operators—resulted in declines in the traditionally steady parts and service markets in late 2002.

Global energy demand and pricing remains uncertain

Global oil demand increased in 2002, although only modestly. Forecasters expect oil demand to increase at a somewhat higher rate during 2003, perhaps one to two percent, fueled by an increase in U.S. consumption. On the supply front, uncertainty regarding Venezuela and Iraq is adding to the traditional uncertainty posed by OPEC's behavior. As a global commodity, oil supply and pricing remains subject to basic economics, the financial health of various producing nations and increasing political influences.

While natural gas has gained greater visibility in the global energy picture, its primary impact on our business is in the North American markets, where its price is subject to seasonal influences, but essentially depends on the relationship between the level of demand and of the U.S. and Canadian supply. One source estimates that U.S. demand for natural gas declined during 2002 by about 1.7 percent, but will increase by as much as 4.7 percent in 2003, assuming industrial demand growth continues as forecast. Meanwhile, it appears that U.S. gas production declined during 2002. This combination is expected to generate an increase in net imports of gas during 2003; depending on rig activity and resulting production, imports are likely to increase again in 2004. Natural gas will become increasingly important in the global economy as gas infrastructure and electric power generation become more widely established, and as transportation of gas via LNG facilities becomes more widely accepted.

Company-wide leadership changes announced

A variety of changes in leadership positions across the Company have taken place over the last two years.

HSE commitment: "No one gets hurt. Nothing gets harmed."

Cooper Cameron's health, safety and environmental (HSE) programs have gained greater visibility as customers have placed increasing emphasis on dealing with companies that share a commitment to providing a healthy and safe workplace and protecting the environment.

The Cooper Cameron HSE Council, made up of key representatives from the divisions, provides leadership and oversight for the Company's efforts in addressing local, national and international rules and regulations. By coupling these with industry standards and practices, Cooper Cameron's business units can tailor their HSE programs to the specific needs and requirements of each location and operating environment. This attention to detail yields results like Cameron's Brunei joint venture, which installed 600 wellheads over the past 15 years without a single lost-time incident (LTI); the Cameron Oman field service group, which has recorded eight years without an LTI; and Cooper Compression's Salina, Kansas facility, which has surpassed 1,000 days without a lost-time incident.

ISO 14001 is an international standard for environmental management systems. Certification requires developing programs to identify and address environmental matters, implementing processes that solve current issues and establishing practices that ensure regular review and continual improvement on the environmental front. ISO 14001 certification has been awarded to Cooper Cameron facilities in Aberdeen, Scotland; Beziers, France; Leeds, England; and Oklahoma City, Oklahoma.

Cooper Cameron's Six Sigma program has generated meaningful cost savings and process improvements since its creation in 2000. Now, the Company is using Six Sigma methodology as another tool in the HSE effort to identify and eliminate hazards in the workplace. Customers, employees, suppliers and partners have come to expect world-class HSE performance from Cooper Cameron. Our reputation depends on our commitment to the vision that "No one gets hurt. Nothing gets harmed."



$1,893
$1,475
$1,387
$1,564
$1,538
98 99 00 01 02

Revenues
($ millions)



$323
$193
$215
$251
$196
98 99 00 01 02

EBITDA
($ millions–excluding special items)



17.1%
13.1%
15.5%
16.1%
12.7%
98 99 00 01 02

EBITDA
(as a percent of revenues–excluding special items)



$115
$65
$67
$125
$82
98 99 00 01 02

Capital Expenditures
($ millions)



"Whether it's working with customers to find solutions, conveying our story to investors, soliciting advice and input from fellow employees, or partnering with vendors and suppliers, we expect our people to hold themselves to the highest of standards."

Jack Moore was named president of our Cameron division in July of 2002, taking over a position I had filled on an interim basis since mid-2001. Jack has more than 25 years of experience in the oilpatch, and has been with Cameron since 1999.

John Carne became president of the Cooper Cameron Valves organization in April of 2002, following the retirement of John Chapman, who had headed CCV since its inception in 1995. John Carne has been with the Company for more than 30 years, including positions in both the Cameron and Cooper Energy Services organizations.

Bob Rajeski joined us in 1999 as president of Cooper Turbocompressor, and assumed the additional role of president of Cooper Energy Services in mid-2001. With the combination of those two entities into Cooper Compression in mid-2002, Bob now serves as president of that division. He has more than 35 years of experience in the compression industry.

We've featured each of these gentlemen in his respective division's section of this report. I believe they are indicative of the quality of people we have throughout this organization; they will serve you well as stewards of the Company's assets.

At the end of 2002, we also named a new chief financial officer at Cooper Cameron. Franklin Myers assumed this role after Tom Hix retired at year-end. Tom had filled this position—and filled it very well—since the creation of Cooper Cameron in 1995. I have had the pleasure of working with him, and knowing him as a friend, for more than ten years, and I will miss his guidance and support.

Franklin has also been with the Company since its creation, and brings an outstanding skill set to his new role as CFO. I believe that his appointment reconfirms the quality of our "bench strength" within the organization.

Finally, I note with regret the retirement in 2002 of Grant Dove, who had served as a director of the Company since 1995. In light of the valued leadership and measured counsel he provided during his term on the board, we appointed him to the position of Director Emeritus upon his retirement, and we have continued to benefit from his wisdom and experience.

Financial position has never been better

Debt, net of cash and short-term investments, was only $169 million at year-end, and our net debt-to-capitalization ratio was less than 14 percent. While our first priority is reinvesting in our business through capital spending or immediately additive acquisitions, we have also repurchased our own common shares from time to time and will consider additional purchases in the future.

"The way we run our business"

This catchphrase has been a central focus of our Six Sigma effort since its initiation in 2000, but it represents more than just a motto for a single program. Whether it's working with customers to find solutions, conveying our story to investors, soliciting advice and input from fellow employees, or partnering with vendors and suppliers, we expect our people to hold themselves to the highest of standards. The goal is to generate results, and returns, that are among the best in the industry. We appreciate your support of our efforts.

Sincerely,

Sheldon R. Erikson
Chairman of the Board,
President and Chief Executive Officer


$1,843
$1,303
$1,406
$1,740
$1,665
98 99 00 01 02
Orders
($ millions)


$790
$513
$528
$695
$828
98 99 00 01 02
Backlog
(at year-end, $ millions)


$393
$202
$176
$256
$169
98 99 00 01 02
Debt (net of cash and short-term investments)
($ millions)


33.5%
22.1%
17.3%
21.7%
13.9%
98 99 00 01 02
Debt/Cap at year-end
(Net debt/Total capitalization)



ack Moore

- President of Cameron since July 2002
- Joined Cameron in 1999
- More than 25 years in the industry



S	N	B	R	C	W	C	**D**	**R**	**I**	**L**	**L**	**I**	**N**	**G**	Z	**S**
U	D	M	X	Q	F	V	P	C	**E**	W	R	J	V	O	**E**	X
B	L	**T**	K	S	T	N	B	C	W	**L**	Y	C	B	**V**	N	M
S	**U**	**R**	**F**	**A**	**C**	**E**	D	B	W	Q	**I**	N	**L**	K	P	V
E	V	**U**	C	B	Q	Y	X	L	W	F	S	**A**	Z	U	D	**O**
A	C	**S**	R	G	**C**	**A**	**M**	**S**	**E**	**R**	**V**	D	**B**	W	X	**F**
C	B	**T**	A	I	X	G	**C**	H	C	B	K	X	O	**L**	C	**F**
C	V	G	**S**	F	V	P	**D**	**T**	T	M	**C**	**H**	**O**	**K**	**E**	**S**
W	X	**P**	D	M	Z	**A**	X	C	**U**	B	**O**	L	D	W	C	**H**
C	**O**	X	Y	R	**E**	D	B	X	F	**A**	**N**	C	H	W	Z	**O**
B	C	**R**	M	**H**	K	**S**	**P**	**O**	**O**	**L**	**T**	**R**	**E**	**E**	C	**R**
G	T	Y	**L**	R	W	V	C	**N**	X	O	**R**	**O**	D	Y	Z	**E**
T	B	**L**	W	**D**	F	Q	B	**S**	C	J	**O**	S	**R**	K	G	P
G	**E**	X	R	U	**W**	Q	V	**H**	Z	J	**L**	D	B	**S**	M	W
W	S	T	Q	C	V	**I**	H	**O**	R	B	**S**	X	N	P	C	P
C	Q	J	L	K	W	U	**D**	**R**	C	X	S	K	T	N	M	G
C	K	D	W	U	**A**	**F**	**T**	**E**	**R**	**M**	**A**	**R**	**K**	**E**	**T**	C

CAMERON QUALITY. LEADING-EDGE TECHNOLOGY.



Cameron is the world's leading provider of systems and equipment used to control pressures and direct flows of oil and gas wells. Its products are employed in a wide variety of operating environments, including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations.

Products – Surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services.

Customers – Oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.

Statistical/Operating Highlights

($ millions)

	2002	2001	2000
Revenues	$918.7	$898.3	$838.3
EBITDA[1]	128.6	172.7	148.7
EBITDA (as a percent of revenues)	14.0%	19.2%	17.7%
Capital expenditures	39.3	71.1	38.6
Orders	1,081.6	1,057.2	851.4
Backlog (as of year-end)	695.8	521.6	372.3

[1] Excludes special items


$838
$898
$919
00 01 02
Revenues
($ millions)
$149
$173
$129
00 01 02
EBITDA
($ millions–excluding special items)
$851
$1,057
$1,082
00 01 02
Orders
($ millions)
$372
$522
$696
00 01 02
Backlog
(at year-end, $ millions)

Financial Overview

Cameron's revenues increased to $918.7 million in 2002, up about two percent from $898.3 million in 2001. EBITDA (excluding special items) in this difficult environment was down more than 25 percent from year-ago levels, at $128.6 million, compared with 2001's $172.7 million. EBITDA as a percent of revenues was 14.0 percent, down from 19.2 percent. Orders totaled $1.08 billion, up two percent from 2001's $1.06 billion, with subsea posting a significant increase.



"We're committed to being a world-class provider of large-scale, extended-scope projects."

Drilling

Cameron is a global supplier of integrated drilling systems for land, offshore platform and subsea applications, and is committed to providing its worldwide drilling customers with innovative system solutions that are safe, reliable and cost-effective.

Today, Cameron's drilling-related products and services include ram and annular blowout preventers (BOPs), drilling risers, drilling valves, choke and kill manifolds, surface and subsea BOP control systems, multiplexed electro-hydraulic (MUX) control systems, deployment systems and motion compensation and riser tensioning solutions for the offshore drilling and floating production markets.

New product lines and acquisitions within the Drilling Systems business segment over the past few years have significantly expanded its offerings. In September 2002, Cooper Cameron acquired certain assets of Stewart and Stevenson's Petroleum Equipment Segment, providing a combination of product line additions and cost savings opportunities.

Beginning with its introduction of the first ram-type blowout preventer in 1922, Cameron's long history as the market leader in drilling has created the largest installed base of BOPs in the industry and, as a consequence, a need for comprehensive worldwide support. Safety and reliability issues have reinforced demand by operators for original equipment manufacturer (OEM) parts, remanufacture and certification. As a result, Cameron provides complete aftermarket services under the CAMSERV™ brand, as well as replacement parts for drilling equipment. The parts offerings include highly engineered elastomer products, specifically designed for drilling applications, which are developed and produced at Cameron's state-of-the-art Elastomer Technology facility. For the past three years, aftermarket revenue has exceeded that from new equipment sales in this segment.

In the new equipment market, several orders for Cameron BOPs were received from various drilling contractors as part of commitments to modernize their drilling fleets, as well as from operators for use in development drilling from offshore production platforms and from floating rigs. In fact, orders from operators exceeded those from drilling contractors for the first time in the Company's history, as development activity offset some of the impact of the decline in rig count. Such orders included systems that will be used on the Thunder Horse development in the Gulf of Mexico, the Clair project in the North Sea and for Shah Deniz in the Caspian Sea. In addition, Cameron signed a new three-year frame agreement with Pemex, under which Cameron will supply new BOPs and related equipment, as well as providing aftermarket services.

During 2002, Cameron's new Environmental Safe Guard (ESG™) system received World Oil® magazine's prestigious "Next Generation" award as "Best Drilling/Completion Solution." The ESG system combines a traditional surface BOP with a subsea device (the ESG unit) at the bottom of the drill string. This allows operators to use second- or third-generation semisubmersible rigs, instead of fourth- or fifth-generation units, to drill in deepwater locales. Well control operations are handled by the surface BOP stack, while the ESG unit can be used for seabed shutoff and disconnect in the event the rig needs to be moved. While the ESG system will not replace traditional subsea BOP stacks, many operators will be able to save on drilling costs by using rigs that were not originally configured for deepwater operations.

Cameron has received orders for three ESG systems, slated for use in Indonesia, Brazil and West Africa. The first system is scheduled to be deployed during the first quarter of 2003.



"Cameron has the largest installed base of surface wellhead and drilling equipment worldwide. Given current oil and gas prices, we expect to see our customers keep these assets working. That's very good for our aftermarket business."

Surface

Cameron is the global market leader in supplying surface equipment, including wellheads, Christmas trees and chokes used on land or installed on offshore platforms. With the largest installed base of surface equipment in the industry and facilities in significant hydrocarbon-producing regions around the world, Cameron's geographic diversification provides a measure of stability in cyclical markets.

North American market drivers fell off dramatically in 2002. Mild winter weather early in the year, combined with a sluggish U.S. economy, forestalled the usual seasonal drawdown in natural gas stocks. These factors, along with a number of operators still digesting the added costs of recent acquisitions, resulted in a 27 percent fall in rig activity during the year. This decline had a notable impact on Cameron's surface and drilling systems product lines, and even extended to the Company's aftermarket businesses.

In the face of the North American activity decline, Cameron remained focused on executing numerous high-profile projects with its vast array of product offerings in markets throughout the world. Cameron's role as the preferred supplier of reliable equipment for any operating environment was reconfirmed with a variety of successes recorded during the year.

Cameron is at the top of the list of suppliers with the technology and experience necessary to provide equipment for completing high-pressure, high-temperature (HP/HT) wells under demanding operating conditions. During 2002, Cameron received orders from BP for three 20,000-pounds per square inch (psi), 350-degree Christmas trees for Tuscaloosa Trend wells.

Cameron's premium land and platform wellhead system is its SSMC model. The SSMC is simple to install, accommodates a wide range of working pressures and casing sizes and has been used by major operators in a variety of global locations. More than 900 sets of SSMC wellheads have been sold into Eastern Hemisphere markets, including Norway, the U.K., the Netherlands and other areas. Approximately 120 sets were delivered to customers in the Asia Pacific and Middle East region during 2002 alone. Safety, quick connection times and overall savings in well costs are key features of the SSMC system.

Cameron delivered 16 surface completions for the ConocoPhillips Bayu Undan project in the Timor Sea near Australia. An enhanced compact wellhead design incorporated in these installations allows many well completion activities to take place independent of the critical path of drilling operations, resulting in significant cost savings.

Cameron's Conductor Sharing Wellhead (CSW) systems allow completion of multiple wells inside one surface conductor. Cameron's Asia Pacific and Middle East organization has developed a CSW design that allows three completions to be installed inside a single 36-inch conductor, and will deliver 32 wellhead systems in this configuration during 2003. The compact system reduces the size of new offshore production platforms, and can also be used on older platforms to maximize utilization of remaining or recompleted well slots. Operators using the system include Murphy, Shell, Petronas Carigali and CNOOC.

During the year, Cameron received several significant awards for platform project installations, including BP's Clair project and Shell's Goldeneye project in the North Sea, and BP's Azeri Phase One in Azerbaijan.

Also during 2002, Cameron expanded or extended its participation in several other areas, including: ExxonMobil's Sable Island Gas Project, where Cameron was awarded a second development phase for offshore work in Nova Scotia; continued shipments for the multi-year PEMEX Burgos Gas Project in Northern Mexico; and the reinforcement of Cameron's leading market share position in the Rocky Mountains through the award of a 40-well project for Shell Production in Pinedale, Wyoming.


24.89
3.48
13.62
44.83
65.62
27.24
60.03



"It's great to be a leader in a market—subsea systems—
that's expected to double in size over the next three years."

After a rather lackluster 2002, when natural gas demand actually declined, North American gas markets should be poised to recover in 2003. Gas prices were approaching historical highs at year-end, and are expected to be higher in 2003 than in 2002; forecasters expect natural gas demand to increase during 2003, and extend that increase into 2004; and North American gas producers are facing accelerating decline curves on current reservoirs. As a result, customers should be inclined to reinvest what will likely be higher-than-budgeted wellhead revenues into new wells and workover programs.

Subsea

The ability to effectively design at the system level and provide project management throughout the development of a given field is critical to the success of subsea system installations. This need has become more apparent as Cameron's role in subsea projects has evolved from simply manufacturing components to providing a full range of products and services. During 2001, Cameron reorganized to address the growing market for system-level projects, in which clients entrust the suppliers with responsibility for delivering complete systems. The Offshore Systems organization was created expressly for such projects.

The Offshore Systems group provides design, engineering, and project management of offshore projects. Included in the group's product portfolio are wellheads for subsea or dry completion use, a full range of Christmas trees, chokes, multiplex control systems, manifolds, flowline connection systems and intervention equipment for subsea projects. Offshore Systems will also arrange for third party content, such as umbilicals, which are provided by outside vendors.

Offshore Systems uses a matrix-style structure for functional management and centralized services shared by all projects. This approach optimizes the utilization of resources and facilitates the establishment of a sustainable capability to execute large projects.

Cameron has been a key player in the subsea industry since its beginning more than forty years ago, and remains one of the top suppliers of subsea wellheads, trees and control systems to the industry. Cameron's Leeds, England facility shipped the Company's 400th subsea tree in 2002; given the current backlog and manufacturing schedule, Cameron should deliver its 500th tree during 2003. During the past two years, Cameron booked orders for more subsea trees than any other provider, and continues to offer the latest in technology and reliability to customers worldwide.



During 2002, Cameron marked the tenth anniversary of its introduction of the patented SpoolTree™ subsea production system, a tree design referred to generically as a horizontal subsea tree. The SpoolTree has received numerous awards for its advanced technology and innovation, was recognized for its contributions to the industry at the Offshore Technology Conference in Houston during May 2002, and resulted in Cameron receiving the prestigious Queen's Award for Enterprise in the U.K.

The horizontal subsea tree design fostered by the SpoolTree has become the industry standard; approximately half of all subsea trees sold during the past several years have been horizontal tree designs supplied by Cameron or its competitors.

Capitalizing on its strong market acceptance, Cameron has built on the success of the SpoolTree through development of the MOSAIC™ design, a modular approach to subsea systems that includes not only standardization, but also continuing qualification for installations in more extreme water depths.

During 2001, a Cameron SpoolTree was installed in a then industry record-setting water depth of more than 6,400 feet on the King project in the Gulf of Mexico. While this was later surpassed, a Cameron SpoolTree was installed during 2002 at a new world record depth of 7,209 feet in Marathon's Camden Hill field in the Gulf.



"Customers come back to us because they trust our people and our products, and they trust us to stand behind them—no matter where in the world they're being utilized."

Cameron's capability to meet the strong demand for its subsea equipment is being bolstered by the expansion of Cameron's "Centers of Excellence" strategy. This effort entails identifying the Company's most efficient manufacturing facilities and service locations, and then ensuring those locales are utilized to the greatest extent possible. For example, Cameron's state-of-the-art facility in Leeds, England has been established as the Company's primary manufacturing location for subsea trees. The Leeds facility will serve as the provider of all of the subsea trees that will be delivered to customers for offshore West Africa projects in the next several years. In addition, Cameron's manufacturing facility in Taubate, Brazil will focus its production capacity on the needs of the world's largest consumer of subsea equipment, Petrobras. Cameron was recently ranked as the number one service provider to Petrobras.

The recent history of Cameron's success in booking and delivering subsea components and systems includes such projects as Shell's Maiampaya, ChevronTexaco's Captain and the Amerada Hess Ceiba Early Production System. At year-end 2002, Cameron was continuing its work on further development of the Amerada Hess Ceiba project, Burullus Gas' Scarab/Saffron project, and ExxonMobil's Xikomba and Kizomba A projects. In addition, the Company entered into a second five-year frame agreement with BP Exploration to provide subsea trees, wellheads and associated services in the U.K. North Sea.

West Africa continues to be a major growth area for the company. Cameron's commitment to the area was demonstrated by the local manufacture of a subsea production manifold for the Xikomba project and the beginning of construction on the Luanda, Angola aftermarket facility.

Significant project bookings for major subsea systems have recently added to the Company's subsea backlog. At the end of 2002, Cameron's subsea backlog was at the highest point in its history. The latest additions include ExxonMobil's Erha project offshore Nigeria, the next phase of ExxonMobil's Kizomba development offshore Angola and the Husky Oil White Rose development off the east coast of Newfoundland. Shipments related to these projects will continue through 2003 and for several years beyond. All of these systems projects include CAMTROL™ multiplex control systems.

Cameron Controls

Cameron designs, manufactures and services drilling, production and workover controls systems worldwide. In late 2002, Cameron Controls was reorganized, with drilling controls moved into Cameron's Drilling organization, and production and workover controls merging with the Offshore Systems group.

Exploration and production operators worldwide recognize Cameron as a significant and qualified provider of production control systems. Cameron's reputation, and its commitment to reliability, has been confirmed by the performance to date of the new generation CAMTROL system, which was launched in 1998. To date, installations using this equipment have recorded an uptime availability of 99.8 percent, with the installed systems representing a total consolidated service time in excess of 50 years.

Cameron's two primary controls manufacturing, assembly and testing facilities, in Celle, Germany and Houston, Texas, completed their fourth full year of operation in 2002. These facilities have reduced lead times, increased on-time deliveries and improved manufacturing capacity. The two locations allow Cameron Controls to conveniently serve and support markets worldwide, including West Africa, the North Sea, South America, Asia Pacific and the Gulf of Mexico.

In May 2002, Cameron significantly enhanced its production controls offering by upgrading the controllers and software. These improvements follow the CAMTROL design philosophies of modularity and redundancy, and are expected to provide clients with control system uptime availability in excess of the currently achieved 99.8 percent. In addition to these benefits, Cameron has been able to enhance the throughput of controls production operations for those customers seeking fast-track developments.

Subsea production controls activities during 2003 are expected to reinforce the Company's position and reputation as a result of additional product development, continued reliable performance of its existing base and successful installation of several new systems.

Cameron Willis

Cameron Willis' products include Cameron and Willis brand chokes and Cameron brand actuators for the surface and subsea production markets. Such products are



"Our customers think the best feature of this company is its people and their commitment to service before, during and after the sale."

key components in the surface and subsea Christmas trees provided by Cameron and other tree manufacturers. Cameron Willis was originally created in order to supply chokes to Cameron (and other tree providers) and to leverage off opportunities for manufacturing consolidation, technology improvement and product cost reductions.

Cameron Willis has confirmed its position as the market leader in surface and subsea chokes, and continues to apply new technologies. For example, during 2002, Cameron Willis introduced a fast-acting module that is capable of closing a subsea well choke within 45 seconds, enabling the operator to better manage production through faster start-ups and shutdowns.

Surface gate valve actuators are manufactured primarily in the Cameron Willis Houston plant, which commenced operations in an expanded facility in March 2002. This facility improves Cameron Willis' capacity for worldwide supply of surface actuators, especially for Cameron's surface trees. Improved manufacturing efficiency and on-time delivery performance has essentially eliminated the need for Cameron to use third-party actuator manufacturers and reduced lead times for delivery of surface Christmas trees.

During 2002, Cameron Willis increased its role as a provider of actuators for Cameron's subsea valves and drilling valves, making Cameron Willis the primary actuator manufacturer for all of Cameron's surface, subsea and drilling applications, resulting in further product cost reductions.

Cameron's position as a primary provider of surface production equipment ensures a continued base level of demand for Cameron Willis' chokes and actuators. Meanwhile, Cameron's presence in the burgeoning subsea markets offers Cameron Willis the opportunity to apply new products and technologies, backed by its history of reliability, to higher pressure, higher temperature, deeper water venues.

Aftermarket

CAMSERV, Cameron's focused aftermarket program, combines traditional aftermarket services and products, such as equipment maintenance and reconditioning, with Cameron's information technology toolset. CAMSERV initiatives are designed to provide flexible, cost-effective solutions to customer aftermarket needs throughout the world.

During 2002, Cameron continued to enhance its market presence worldwide. The Saudi Arabia Joint Venture facility, which began operations in July 2001, received its API Q1 and ISO license accreditation. This full-service CAMSERV facility serves the production fields of Saudi Arabia, Kuwait and Bahrain and is fully equipped to perform all types of repair on Cameron equipment in support of the field operations of drilling contractors and operators in the region. A new facility in Macaé, Brazil was completed in 2002; it will support Cameron's subsea and drilling systems products and services and include total asset management and installation services. Also, a new facility was opened in Balikpapan, Indonesia, to provide support for TotalFinaElf Indonesia and also repair surface wellhead and gate valves.

The Malabo, Equatorial Guinea service center marked its first full year of operation during 2002, having opened in December 2001 to serve as a support facility for major subsea projects and traditional surface business in West Africa.

Construction of a world-class CAMSERV facility in Luanda, Angola is scheduled to be completed in February 2003, and it will provide support for the rapidly growing subsea market, including the ExxonMobil Xikomba and Kizomba projects, as well as surface and drilling business in the area. In addition, plans for a new offshore service center to serve the deepwater markets in Nigeria are being developed, with construction anticipated to begin in 2003.

Other new facilities to support the aftermarket business are being planned for St John's, Newfoundland in Canada and Jakarta, Indonesia. Expansion or upgrade of machine tools and floor space continues in aftermarket facilities around the world to better serve customers' needs, with an emphasis on providing support in remote areas with inadequate infrastructures.

As customers add new CAMSERV contracts around the world, and as existing contracts are expanded to incorporate more functions, Cameron is strengthening its position as the worldwide leader in the industry for aftermarket services and support.



John Carne

- President of CCV since April 2002
- More than 30 years with Cooper Cameron's divisions
- Global experience, including Singapore and the U.K.

B N B R C W C D X G L K W N G Z S
H P M X Q F V P C R W R J V O G X
B A F T E R M A R K E T C B V N M
S R G F Q C T D B W Q J N L K P V
Y T R C B Q Y X L W F S D Z U F S
X S E R V I C E P G R V D B W R F
C B T G A X G C H C B G A T E C F
G X W S L V P D T T M C H M K F S
W B P D V Z K X C H B P O D W C H
V A R I E T Y B X F G T C R W Z D
B L R M S K S P Q Z S T R D B C R
G L Y L R W V C N U N R C D Y I T
T B L W D A Q B C C A Q S R K G T
G F X R V P Q V H Z J L D B S M W
S O U R C I N G J R B D I N P C P
C Q J L K W Y D R C X S K T N M G
C K D W G X B U T T E R F L Y T C

QUALITY. RELIABILITY. EXPERIENCE. COMMITMENT.



Cooper Cameron Valves (CCV) is a leading provider of valves and related systems primarily used to control pressures and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Equipment used in these environments is generally required to meet demanding standards, including API 6D and the American National Standards Institute (ANSI).

Products – Gate valves, ball valves, butterfly valves, Orbit valves, rotary process valves, block & bleed valves, plug valves, globe valves, check valves, actuators, chokes, and aftermarket parts and services.

Customers – Oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies.

Statistical/Operating Highlights

($ millions)

	2002	2001	2000
Revenues	$273.5	$292.3	$221.1
EBITDA[1]	47.4	52.5	37.1
EBITDA (as a percent of revenues)	17.3%	18.0%	16.8%
Capital expenditures	9.3	7.0	6.0
Orders	258.4	321.6	228.3
Backlog (as of year-end)	56.1	71.2	42.5

[1] Excludes special items


$221
$292
$274
00 01 02
Revenues
($ millions)
$37
$52
$47
00 01 02
EBITDA
($ millions–excluding special items)
$228
$322
$258
00 01 02
Orders
($ millions)
$42
$71
$56
00 01 02
Backlog
(at year-end, $ millions)

Financial Overview

CCV's revenues were $273.5 million for the year, down more than six percent from 2001's $292.3 million. EBITDA was $47.4 million, down nearly ten percent from the $52.5 million of a year ago. As a percent of revenues, EBITDA declined to 17.3 percent, down from 2001's 18.0 percent. Orders were down approximately 20 percent during the year, driven by a combination of decreased drilling activity, reduced spending in the refining and industrial sectors and a slowdown in the pipeline construction market.



"How do customers see us? As a well-established supplier of quality products, with a long-term commitment to the industry, and people who are reliable, knowledgeable and second to none."

Far East investment

CCV's expansion of its China sales office in 2002 enabled the Company to record the sale of both Cameron and Orbit Valve products into the West-East Pipeline Project, which will move natural gas from western to eastern China. These sales are significant in establishing a strong foundation for future growth in the China market. CCV also established a Singapore manufacturing facility in 2002, enhancing CCV's local presence in the region while helping to reduce manufacturing and transportation costs. Over time, additional product lines will be added to the Singapore facility's offerings.

Offshore markets

Offshore markets continued to be important, as CCV maintained its sales in the subsea market in 2002, and was also successful in developing and increasing sales of its 14- to 24-inch three-piece valves in the Gulf of Mexico. As additional production from a variety of worldwide deepwater developments is brought onstream, CCV will continue to confirm this product offering's suitability for a wide range of operating conditions.

Nutron acquisition

Near the end of 2002, CCV acquired Nutron Industries, a valve manufacturer based in Edmonton, Canada. Nutron manufactures a broad range of ball, gate, globe and check valves for the oil and gas, refining, petrochemical, pipeline and industrial markets worldwide. The acquisition expands CCV's product offerings, and provides opportunities to grow sales in international markets, particularly in Canada. Nutron's products complement existing CCV products and enhance the company's position as a global valve supplier to the oil and gas industry.

Cost initiatives

Aggressive foreign sourcing initiatives continued throughout 2002, with a broad base of reliable foreign suppliers now established. These efforts, coupled with the Six Sigma program, have enabled CCV to maintain its operating margins in a difficult pricing environment. Six Sigma will play a significant role during 2003 in CCV's efforts to continue to reduce material costs and cycle times.

2003 outlook

Absent a significant change in the recent energy environment, particularly in North American gas markets, activity is expected to be similar to that seen in 2002. CCV will continue to pursue cost reductions, with capital investments aimed at reducing lead times, working capital and overall manufacturing costs. The Company will also continue to evaluate acquisition opportunities, particularly those with aftermarket exposure or that offer regional market share enhancement, such as the Nutron transaction.


MINIMUM DIAMETER AT FLANGE FACE
MINIMUM DIAMETER THROUGH VALVE
PREF PRESS END
C MAX
F
X
A
D
G
B
1/4-18 NPT PORT FOR BLOCK & BLEED AND GREASE SEAL VALVES ONLY



Bob Rajeski
- President of Cooper Compression's combined businesses since 2001
- Joined company as President of Cooper Turbocompressor in 1999
- More than 35 years in the industry

C **O** **M** **P** **R** **E** **S** **S** **O** **R** **S** K W N G Z **E**

E P M X Q **E** V P C R W R J V O G **N**

N A F T E R **C** **O** **O** **P** **E** **R** C B V N **G**

T R G F Q C T **I** B W Q J N L K P **I**

R T R C **P** Q Y X **P** W F S D Z U F **N**

I S J R X **A** C **S** **E** **R** **V** **I** **C** **E** W **O** **E**

F B **C** G S X **R** C H C **O** G J T **I** C **E**

U X **Q** **U** **A** **L** **I** **T** **Y** T M **C** H **T** K F **R**

G B P D **S** Z K X **S** H B P **A** D W C **E**

A M R L W **T** Y B X F G **R** C **T** W Z **D**

L P R M S K **O** P **P** **L** **A** **N** **T** **A** **I** **R** X

G L Y L R **B** V **M** N **P** N R C D Y **N** T

T B L W **R** N Q B **E** C K Q S R K G **G**

G F X **U** V P Q **S** H **R** J L D B S **S** W

S G **T** R C K **R** G J R **S** D W N **M** C P

C Q J L K **I** Y D R C X S K T N M G

C K **T** **R** **A** **N** **S** **M** **I** **S** **S** **I** **O** **N** Y T C

DEPENDABLE. EFFICIENT. COMPETITIVE.



Cooper Compression is a leading provider of both **reciprocating and centrifugal technology.** Reciprocating compression equipment and related aftermarket parts and services are used throughout the energy industry by gas transmission companies, compression leasing companies, oil and gas producers and independent power producers. Cooper Compression also manufactures and supplies integrally geared centrifugal compressors to customers around the world in a variety of industries. Cooper Compression was created in 2002 through the combination of Cooper Energy Services (CES) and Cooper Turbocompressor (CTC), which had operated under a common management team since July 2001. Within this segment, the business discussion is divided into Reciprocating Technology, which reflects primarily the products and services historically provided by CES; and Centrifugal Technology, which relates primarily to the air compression markets traditionally served by CTC.

Statistical/Operating Highlights

($ millions)

	2002	2001	2000
Revenues	$345.9	$373.1	$327.3
EBITDA[1]	36.6	40.6	43.7
EBITDA (as a percent of revenues)	10.6%	10.9%	13.4%
Capital expenditures	9.7	13.0	21.9
Orders	325.0	361.3	326.1
Backlog (as of year-end)	75.9	102.6	113.4

[1] Excludes special items


$327
$373
$346
00
01
02
Revenues
($ millions)
$44
$41
$37
00
01
02
EBITDA
($ millions–excluding special items)
$326
$361
$325
00
01
02
Orders
($ millions)
$113
$103
$76
00
01
02
Backlog
(at year-end, $ millions)

Financial Overview

Cooper Compression's revenues totaled $345.9 million during 2002, down about seven percent from $373.1 million in 2001. EBITDA (excluding special items) was $36.6 million, down from $40.6 million in 2001. EBITDA as a percent of revenues was 10.6 percent, compared with 10.9 percent during 2001. Orders totaled $325.0 million, down ten percent from 2001's $361.3 million, due primarily to the financial difficulties faced by traditional energy compression customers, causing a lack of spending in both the new equipment and aftermarket businesses.



"Our people have made substantial improvement during the past few years in our capabilities and overall quality."

RECIPROCATING TECHNOLOGY

Cooper Compression is a leading provider of reciprocating compression equipment and related aftermarket parts and services for the energy industry. Its products and services are marketed under the Ajax®, Superior®, Cooper-Bessemer® (Reciprocating Products), Penn™, Enterprise™, Texcentric®, Nickles Industrial™ and Turbine Specialties™ brand names. Cooper Compression provides global support for its products and maintains sales and/or service offices in key international locations.

Products – Aftermarket parts and services, integral reciprocating engine-compressors, reciprocating compressors, turbochargers and control systems.

Customers – Gas transmission companies, compression leasing companies, oil and gas producers and processors and independent power producers.

Reciprocating aftermarket initiatives

More than three-fourths of Cooper Compression's reciprocating business revenues are generated by the parts and services provided through its aftermarket efforts.

The Company's aftermarket growth strategy is to provide customers with cost-effective products and services that support their operation of the huge base of reciprocating compression equipment installed worldwide. One of the cornerstones of this strategy is the development of business alliances with select customers. This approach has proven to be consistent with customers' desires to reduce their vendor population and align themselves with strong partners who can provide broad capabilities and expertise. Cooper Compression's alliance program draws on the Company's long history in the business, and emphasis on this initiative will continue in 2003.

Another area of focus is the development of international markets, especially for parts and services used in equipment other than that originally manufactured by Cooper Compression. The 2001 acquisitions of Nickles Industrial and Turbine Specialties Inc. allowed Cooper Compression to expand its aftermarket business into servicing compression and power equipment from other manufacturers.

One of the consequences of the CES and CTC combination is the sharing of aftermarket channels, and the opportunity for cross-pollination of services and customers, primarily in the retrofit and rental markets. Additional market share growth across both aftermarket universes should result.





"We're working hard to improve on-time delivery, cycle time and communication with customers. That's all part of the overall quality experience we want to provide. We're becoming 'Customer Centric'."

Reciprocating markets difficult

The market for reciprocating compressors clearly declined in 2002. The significant erosion in capital spending by customers was driven by a combination of uncertainty in the energy markets and the financial difficulties experienced by pipeline operators and leasing companies.

One response was Cooper Compression's strategy of offering added value to the fleet customer through the RAM convertible cylinder program. The convertible cylinder gives fleet customers added flexibility in modifying compressors for alternate applications. Participation by several key fleet customers in the program has led to continuation of this effort for 2003.

Additional steps taken to deal with this soft market have included restructuring efforts; a renewed emphasis on customer support that rationalizes all of the Company's resources into a well-balanced support team; globally marketing new compressor capabilities, backed by a solid reputation in aftermarket products and services; and specific targeting of international locales in order to expand Cooper Compression's global network. The result should be a leaner, more effective operating model in 2003.

2003 outlook—reciprocating

New unit markets are expected to improve in the second half of 2003, as inquiry levels regarding a variety of planned projects have increased. Still, growth in Cooper Compression's reciprocating business will be dependent upon an increase in global market activity. New product development, review of acquisition opportunities and rationalization of the aftermarket organization and facilities will continue. These efforts, combined with some level of recovery in product demand, should lead to improved margins in 2003.

CENTRIFUGAL TECHNOLOGY

Cooper Compression manufactures and supplies integrally geared centrifugal compressors to customers around the world. Centrifugal air compressors, used primarily in manufacturing processes, are sold under the trade name of Turbo Air®, with specific models including the TA-2000, TAC-2000, TA-3000 and TA-6000. Cooper Compression Engineered Compressors are used in the process air and gas industries and are identified by the trade names of TA™ and MSG®.

Products – Integrally geared centrifugal compressors, compressor systems and controls. Complete aftermarket services including spare parts, technical services, repairs, overhauls and upgrades. Compression Solutions, including rental compressors, air-over-the-fence and air system audits.

Customers – Petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies. Specific focus on petrochemical, refinery, gas processors, automotive, glass, textile, electronics, food, container, beverage, pharmaceutical and other companies that require oil-free compressed air and process gases.





"It's all about building relationships with customers, and continuing to follow up with them...providing solutions, not just products; to companies who are partners, not just buyers."

International markets gain importance

During 2002, Cooper Compression expanded into new global venues, particularly through its penetration of large markets in Western and Eastern Europe via a newly established regional office in Milan, Italy. Traditionally a stronghold of European companies, this European region shows promise; the level of new orders has grown significantly over the past year.

Through the development of new European partners and changes in the infrastructure of the Company, Cooper Compression now offers a European package for both its plant air and engineered product lines. The Buffalo, New York facility has been certified to CE Mark its products, helping ensure their acceptance in the European Union. Certain key products have also been awarded a certificate of compliance with the European Pressure Equipment Directive (PED). As a result, Cooper Compression has increased its target markets and enhanced its manufacturing and packaging flexibility.

Cooper Compression's strong presence in Asia improved in 2002. The Company posted a record year for new orders in China, supported by a history of success with engineered products. With key customer relationships and a solid reputation in place, additional business in the Far East is expected to develop over time.

Aftermarket channel added, rental fleet grows

In addition to the Company's traditional aftermarket efforts—telemarketing, efficiency upgrades and service contracts—a new initiative was launched during the year. Cooper Compression is partnering with key customers to help them improve the performance of plant air units supplied by other manufacturers. The program will be expanded globally during 2003 to help customers worldwide improve the reliability of their existing plant air compression machinery.

The rental fleet of portable TAC-2000 compressors, first introduced in 2001, has continued to gain acceptance among customers due to its efficiency and reliability. An increase in the fleet size during 2002 will be followed by further expansion in 2003.

2003 outlook—centrifugal

Cooper Compression's enhanced global presence in its centrifugal air compression offerings provides additional opportunity in 2003. Further, the Company expects to continue to improve its traditional products and introduce new innovations in order to maintain its leadership position in performance and reliability. Still, 2003 activity will depend on the pace of worldwide industrial growth, particularly in the manufacturing and air separation markets.


SEE DETAIL D

FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF COOPER CAMERON CORPORATION

The following discussion of Cooper Cameron Corporation's (the Company) historical results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

Overview

The Company's operations are organized into three business segments—Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Cameron is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron's products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. Cameron's products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling risers and aftermarket parts and services. Cameron's customers include oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers. CCV is a leading provider of valves and related systems primarily used to control pressure and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV's products include ball valves, gate valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. CCV's customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. Cooper Compression is a leading provider of reciprocating and integrally geared centrifugal compression equipment and related aftermarket parts and services. Reciprocating compression equipment is used throughout the energy industry by gas transmission companies, compression leasing companies, oil and gas producers and independent power producers. Integrally geared compression equipment is used in a variety of industries around the world.

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company's Management's Discussion and Analysis and elsewhere in this report, includes forward-looking statements regarding the future revenues and earnings of the Company, as well as expectations regarding North American rig activity, customer spending levels, pricing levels and capital expenditures made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in forward-looking statements. These statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company's products; the size and timing of orders; the Company's ability to successfully execute large subsea projects it has been awarded; changes in the price of and demand for oil and gas in both domestic and international markets; political and social issues affecting the countries in which the Company does business; fluctuations in currency and financial markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices have historically affected customers' spending levels and their related purchases of the Company's products and services; however, recently there has been less linkage between commodity prices and spending. Additionally, the Company may change its cost structure, staffing or spending levels due to changes in oil and gas price expectations and the Company's judgment of how such changes might impact customers' spending, which may impact the Company's financial results. See additional factors discussed in "Factors That May Affect Financial Condition and Future Results" contained herein.

Because the information herein is based solely on data currently available, it is subject to change as a result of, among other things, changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public indication of such changes unless required under applicable disclosure rules and regulations.

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to warranty obligations, bad debts, inventories, intangible assets, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Critical Accounting Policies

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies and the other sections of the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition have been reviewed with the Company's Audit Committee of the Board of Directors.

The Company recognizes revenue in accordance with invoice or contractual terms, which generally results in revenue recognition at the time of shipment or the performance of services.

The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of each specific customer. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

The Company's aggregate inventories are carried at cost or, if lower, net realizable value. Inventories located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. If future conditions cause a reduction in the Company's estimate of realizable value, additional provisions may be required.

The Company provides for the estimated cost of product warranties at the time of sale, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company's current estimates, revisions to the estimated warranty liability would be required.

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized, considering future taxable income and ongoing prudent and feasible tax planning strategies. As of December 31, 2002, the Company had a net operating loss carryforward for U.S. tax purposes of approximately $249 million, which does not begin to expire until 2020. Currently, the Company believes it is more likely than not that it will generate sufficient future taxable income to fully utilize this net operating loss carryforward. Accordingly, the Company has not recorded a valuation allowance against this net operating loss carryforward. In the event the North American natural gas market deteriorates over an extended period of time, the Company may determine that it would not be able to fully realize this deferred tax asset in the future. Should this occur, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

Through December 31, 2001, the Company reviewed the carrying value of intangible assets, including goodwill, at least annually or whenever there were indications that the intangible might be impaired. In assessing the recoverability of these intangible assets and goodwill, the Company made assumptions regarding estimated future cash flows and other factors to determine the estimated fair value of the respective assets. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142) which requires that the Company estimate the fair value of each of its businesses annually and compare such amounts to their respective book values to determine if an impairment of intangibles is required.

The Company accounts for its defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (FAS 87), which requires that amounts recognized in the financial statements be determined on an actuarial basis. A significant element in determining the Company's pension income or expense in accordance with FAS 87 is the expected return on plan assets. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. A substantial portion of the Company's pension amounts relate to its defined benefit plans in the United States and the United Kingdom. During 2000, 2001 and 2002, the Company assumed that the expected long-term rate of return on plan assets for these plans would be between 8.5% and 9.25%. Prior to 2001, the Company's actual cumulative long-term rate of return on the pension assets of these plans was in excess of these amounts; however, these plans' assets have recently earned substantially less than the assumed rates of return. As a result, pension expense for 2002 increased approximately $15.5 million from 2001's level. For 2003, the Company has lowered the assumed rates of return to between 8.0% and 8.9%, depending on the plan. As a result of this and other factors, the Company believes there will be an additional increase in pension expense of approximately $5.0 - $6.0 million for 2003.

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,		
	2002	**2001**	**2000**
Revenues	**100.0%**	100.0%	100.0%
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization)	**71.0**	69.1	70.3
Depreciation and amortization	**5.0**	5.3	5.4
Selling and administrative expenses	**16.3**	14.8	14.2
Interest, net	**—**	0.4	1.3
Special items	**2.2**	1.3	5.6
Total costs and expenses	**94.5**	90.9	96.8
Income before income taxes	**5.5**	9.1	3.2
Income tax provision	**(1.6)**	(2.8)	(1.2)
Net income	**3.9%**	6.3%	2.0%

2002 Compared to 2001

The Company had net income of $60.5 million, or $1.10 per share, for the twelve months ended December 31, 2002 compared with $98.3 million, or $1.75 per share in 2001. The results for 2002 and 2001 included pre-tax charges of $33.3 million and $20.2 million, respectively, for special items which consisted primarily of costs related to (i) facility closings and disposals, (ii) exiting a product line, and (iii) other cost rationalization programs. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges.

Revenues

Revenues for 2002 totaled $1.538 billion, a decrease of 1.6% from 2001 revenues of $1.564 billion. Increased subsea deliveries in Cameron were more than offset by weak market conditions in domestic natural gas and compression and transmission markets, which negatively impacted sales in Cameron's North American surface and aftermarket business and the CCV and Cooper Compression divisions.

Cameron's revenues for 2002 totaled $918.7 million, an increase of 2.3% from 2001 revenues of $898.3 million. Revenue increases in the subsea and international surface markets more than offset declines in North American surface and aftermarket revenues. The increase in subsea revenues was attributable to the large increase in subsea orders received during 2001, primarily related to projects located offshore West Africa. North American surface and aftermarket revenues declined primarily as a result of the continued weakness in the rig count in this region.

CCV's revenues for 2002 totaled $273.5 million, a decrease of 6.4% from 2001 revenues of $292.3 million. Increased revenues in the Cameron Ball Valve product line were more than offset by declines in the distributor, Orbit and aftermarket product lines. The increase in the Cameron Ball Valve product line was attributable to the significant pipeline backlog that existed at December 31, 2001. The decline in the distributor product line resulted from weakness in the North American gas market. The decline in the Orbit product line was due to both weakness in the specialty valve market and intense competitive pressures in this market during 2002. Finally, the decline in the aftermarket product line resulted from softness in the pipeline, refining and petrochemical markets during the latter part of 2002.

Cooper Compression's revenues for 2002 totaled $345.9 million, a decrease of 7.3% from 2001 revenues of $373.1 million. Increases in aftermarket revenues in the gas compression market were more than offset by a significant decline in new unit sales in this market. The air compression portion of Cooper Compression's business was relatively flat in 2002 as compared to 2001. The increase in aftermarket revenues in the gas compression market was attributable primarily to the acquisitions Cooper Compression made in 2001. The decrease in new unit sales in the gas compression market resulted from a lack of demand in this market attributable to, among other things, the financial difficulties that Cooper Compression's customers experienced throughout the year and a lack of significant development projects that would require Cooper Compression's equipment.

Cost and Expenses

Gross margin (exclusive of depreciation and amortization) for 2002 was $446.8 million, a decrease of 7.4% from 2001 gross margin of $482.6 million. Gross margin as a percentage of revenue for 2002 was 29.0% as compared to 30.9% for 2001. The gross margin percentage declined in both the Cameron and CCV divisions and increased in Cooper Compression.

Cameron's gross margin percentage for 2002 was 28.0% as compared to 31.6% for 2001. The decrease in the gross margin percentage resulted from pricing pressures in the North American surface and aftermarket businesses and the increased subsea shipments during 2002, which typically carry a lower margin percentage as compared to the Company's traditional surface products.

CCV's gross margin percentage for 2002 was 30.5% as compared to 31.1% for 2001. The decline in the gross margin percentage was attributable to the effect of spreading relatively fixed overhead costs over a lower activity level.

Cooper Compression's gross margin percentage for 2002 was 30.8% as compared to 28.9% for 2001. The increase in the gross margin percentage resulted from manufacturing efficiencies and a higher percentage of aftermarket revenues, which typically carry higher margins.

Depreciation and amortization expense for 2002 was $77.9 million, a decrease of 6.2% from 2001 depreciation and amortization expense of $83.1 million. The decrease in depreciation and amortization expense was attributable to the lack of goodwill amortization for 2002 due to the implementation of FAS 142 (approximately $10.7 million), partially offset by increased depreciation and amortization on capital additions made during 2002 and 2001.

Selling and administrative expenses for 2002 were $251.0 million, an increase of 8.6% from 2001 selling and administrative expenses of $231.1 million. As a percentage of revenues, selling and administrative expenses for 2002 were 16.3% as compared to 14.8% for 2001. The increase in selling and administrative expenses as a percentage of revenues resulted primarily from increased investment associated with the Company's expansion into the subsea markets, decreased sales leverage at Cooper Compression due to the reduced new unit sales in the gas compression market and significantly higher postretirement benefit plan costs, associated primarily with lower returns on pension assets.

Special items for 2002 were $33.3 million as compared to $20.2 million for 2001. Of the $33.3 million in special items recorded in 2002, $25.8 million related to the Cooper Compression division and $7.5 million related to the Company's other divisions. The special items attributable to Cooper Compression were generally related to the closure of 13 facilities in the gas compression business and was comprised primarily of: (i) $1.6 million of severance expenses, (ii) $8.2 million of facility exit costs, including lease termination payments, and (iii) $16.0 million of facility and inventory write-downs. The $7.5 million of special items related to the Company's other divisions was comprised of: (i) $1.1 million of severance, (ii) $5.2 million of facility write-downs and losses on property disposals, and (iii) $1.2 million of costs associated with the Company's international tax restructuring activities.

Interest for 2002 was income of $0.6 million as compared to expense of $5.6 million in 2001. The decline in interest expense was primarily attributable to the retirement of outstanding higher-cost debt with the proceeds from the lower-cost convertible debentures which were issued in May 2001.

The effective tax rate for 2002 was 29.0% compared to 31.0% for 2001. The reduction in the effective tax rate for 2002 was primarily attributable to the discontinuance of amortizing goodwill, which has historically been a permanent tax difference.

2001 Compared to 2000

The Company had net income of $98.3 million, or $1.75 per share, for the twelve months ended December 31, 2001 compared with $27.7 million, or $0.50 per share in 2000. The results for 2001 and 2000 included pre-tax charges of $20.2 million and $77.4 million, respectively, for the cost of exiting a product line and other cost rationalization programs. See Note 2 of the Notes to Consolidated Financial Statements for a discussion of these charges.

Revenues

Revenues for 2001 totaled $1.564 billion, an increase of 12.8% from 2000 revenues of $1.387 billion. Strong market conditions in the energy industry during the first half of 2001 resulted in revenue increases in the Cameron, CCV and the gas compression portion of Cooper Compression's business while the overall weakness in the worldwide industrial manufacturing environment during 2001 resulted in a decline in revenues for the air compression portion of Cooper Compression's business.

Cameron's revenues for 2001 totaled $898.3 million, an increase of 7.2% from 2000 revenues of $838.3 million. Revenue increases in both surface and aftermarket products more than offset a significant decline in drilling and a smaller decline in subsea products. The increase in revenue for the surface and aftermarket products was primarily due to strong drilling and development activities in the energy industry during the first half of 2001. Drilling revenues declined in 2001 as results in 2000 included deliveries of several large projects which were not replaced in 2001. Subsea revenues declined slightly in 2001 due to deliveries related to an offshore project in the Philippines in 2000 which did not reoccur in 2001.

CCV's revenues for 2001 totaled $292.3 million, an increase of 32.2% from 2000 revenues of $221.1 million. Revenue increased in all product lines as strong conditions in the energy industry during the first half of 2001 drove overall demand increases for the year.

Cooper Compression's revenues for 2001 totaled $373.1 million, an increase of 14.0% from 2000 revenues of $327.3 million. Increases in Ajax units, Superior compressors and aftermarket parts and services more than offset a decline in the Superior engine line (which was discontinued in early 2001). The increase in aftermarket parts and service was attributable to both Cooper Compression's traditional business as well as two aftermarket suppliers acquired in 2001. The revenues in the air compression portion of the business declined slightly from 2000 due to weakness in the worldwide industrial manufacturing environment during 2001.

Cost and Expenses

Gross margin (exclusive of depreciation and amortization) for 2001 was $482.6 million, an increase of 17.2% from 2000 gross margin of $411.9 million. Gross margin as a percentage of revenue for 2001 was 30.9% as compared to 29.7% for 2000. The increase in gross margin percentage is attributable to an increase at Cameron partially offset by declines at CCV and Cooper Compression.

Cameron's gross margin percentage for 2001 was 31.6% as compared to 29.1% for 2000. The increase in the gross margin percentage occurred across all product lines due to, among other things, improved pricing in the domestic surface, aftermarket and drilling businesses. The drilling business also benefited from reduced warranty costs in 2001 as compared to 2000.

CCV's gross margin percentage for 2001 was 31.1% as compared to 32.2% for 2000. The decline in the gross margin percentage was attributable to a shift in the mix of products sold during 2001 towards lower margin product lines.

Cooper Compression's gross margin percentage for 2001 was 28.9% as compared to 29.7% for 2000. The decrease was due primarily to a significant decline in the gross margin percentage associated with integrally geared centrifugal compression equipment as a result of lower pricing on new units due to the overall weakness in the worldwide industrial manufacturing environment during 2001. This decline was partially offset by an increase in the gross margin percentage associated with reciprocating gas compression equipment due primarily to the elimination of costs and lower margin product lines (i.e., the Superior engine line) as a result of the rationalization of Cooper Compression's manufacturing activities, which occurred during 2000 and early 2001.

Depreciation and amortization expense for 2001 was $83.1 million, an increase of 10.3% from 2000 depreciation and amortization expense of $75.3 million. The increase in depreciation and amortization expense was attributable to: accelerated amortization of existing software systems that will be replaced by new business systems software, the implementation of which began in late 2002; accelerated depreciation expense associated with facilities closed during 2002; additional amortization expense associated with certain intangible assets; and higher capital expenditures. These increases were offset by reduced depreciation associated with the write-off of long-term assets at Cooper Compression in connection with the decision to discontinue the Superior brand natural gas engine line and close its Springfield, Ohio manufacturing facility.

Selling and administrative expenses for 2001 were $231.1 million, an increase of 17.1% from 2000 selling and administrative expenses of $197.4 million. As a percentage of revenues, selling and administrative expenses for 2001 were 14.8% as compared to 14.2% for 2000. The increase in selling and administrative expenses as a percentage of revenues resulted primarily from increased investment associated with the Company's expansion into the subsea markets, decreased sales leverage in the air compression portion of Cooper Compression's business attributable to the soft industrial manufacturing environment encountered in 2001 and increased postretirement benefit plan costs associated primarily with lower returns on pension assets and decreased amortization of actuarial gains.

Special items for 2001 were $20.2 million as compared to $77.4 million for 2000. All of the $20.2 million in special items recorded in 2001 were related to the consolidation of the gas compression portion of Cooper Compression's business. These items were comprised primarily of: (i) $4.5 million related to severance and relocation expenses, (ii) $2.5 million of contract cancellation costs, (iii) $7.5 million of facility exit costs, including lease termination payments, and (iv) $4.1 million of costs incurred by the Superior engine business during the shutdown period.

Net interest expense declined from $18.0 million in 2000 to $5.6 million in 2001. This decline was attributable to the replacement of higher-cost borrowings with the issuance of $450.0 million of convertible securities which bear low rates of interest. Additionally, the issuance of the convertible securities in 2001 generated excess cash which was invested in income-bearing securities.

The effective tax rate for 2001 was 31.0% compared to 36.8% for 2000. The 2000 rate reflected a full-year rate on operational earnings, including special items, of 30.5%, and the absence of a tax deduction on $9.1 million of translation component write-offs included in pre-tax earnings that were not deductible for tax purposes.

- the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing;
- the level of production from non-OPEC countries;
- governmental policies regarding exploration and development of oil and gas reserves;
- the political environments of oil and gas producing regions, including the Middle East and, in particular, Iraq;
- the depletion rates of gas wells in North America; and
- advances in exploration and development technology.

The Company's international operations expose it to instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations and other risks inherent to international business.

The Company has manufacturing and service operations that are essential parts of its business in developing countries and economically and politically volatile areas in Africa, Latin America, the Middle East and the Asia-Pacific region. The risks of international business that the Company is exposed to include the following:

- volatility in general economic, social and political conditions;
- differing tax rates, tariffs, exchange controls or other similar restrictions;
- changes in currency rates;
- inability to repatriate income or capital;
- changes in, and compliance with, domestic and foreign laws and regulations which impose a range of restrictions on operations, trade practices, trade partners and investment decisions;
- reductions in the number or capacity of qualified personnel; and
- seizure of equipment.

The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in countries such as India, South Korea, Taiwan and China. The ability of these suppliers to meet the Company's demand could be adversely affected by the factors described above.

The Company is subject to environmental, health and safety laws and regulations that expose the Company to potential liability.

The Company's operations are subject to a variety of national and state, provisional and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with these laws and expects to continue to do so in the future. To date, the cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are frequently changed makes it impossible for the Company to predict the cost or impact of such laws and regulations on the Company's future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect the Company.

Excess cash can be invested in marketable securities, which may subject the Company to potential losses.

The Company has invested in publicly-traded debt and equity securities from time to time. Changes in the financial markets, including interest rates, as well as the performance of the issuing companies can affect the market value of the Company's short-term investments.

Implementation of a new enterprise-wide software system could disrupt the Company's business processes.

The Company is in the process of implementing a new enterprise-wide software system. During October 2002, the Company converted the U.S. and Canadian operations of Cameron and CCV onto the new system. The majority of the Company's remaining operations are expected to be converted to the new system during 2003. Although the Company believes it has developed an overall implementation plan which will allow for a successful transition to the new system, any disruption in this plan could negatively affect the Company's ability to develop, procure, manufacture and/or deliver products, and could disrupt the Company's financial reporting system. Senior management is not aware of any material problems with the conversion.

Changes in the financial condition of the Company's customers could impact the Company's business.

Erosion of the financial condition of customers could adversely affect the Company's business with regard to both receivables exposure and future revenue realization. In both the Cooper Compression and CCV divisions, a significant portion of revenues for 2001 and 2002 were derived from a relatively concentrated group of customers in the pipeline and gas compression business, some of which are reported to be experiencing financial and/or other difficulties related to their capitalization. The Company believes that these difficulties have negatively impacted the Company's business with these customers, particularly in the Cooper Compression division. To the extent these customers' difficulties continue, worsen, and/or result in curtailments of their expenditures, the Company's revenues and earnings could continue to be negatively affected.

The Company's deepwater subsea projects expose the Company to new risks.

The Company continues to expand into the deepwater subsea systems market. These projects are significantly larger in scope and complexity (both in terms of technical and logistical requirements) than projects in the Company's surface and shallow-water subsea markets. To the extent the Company experiences difficulties in meeting the technical and/or delivery requirements of the projects, the Company's earnings or liquidity could be negatively impacted. As of December 31, 2002, the Company had a deepwater subsea backlog of approximately $278 million.

Changes in the equity and debt markets impact pension expense and funding requirements for the Company's defined benefit plans.

The Company accounts for its defined benefit pension plans in accordance with FAS 87, which requires that amounts recognized in the financial statements be determined on an actuarial basis. A significant element in determining the Company's pension income or expense in accordance with FAS 87 is the expected return on plan assets. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which results in an estimated return on plan assets that is included in current year pension income or expense. The difference between this expected return and the actual return on plan assets is deferred and amortized against future pension income or expense. Due to the weakness in the overall equity markets since 2000, the plan assets have earned a rate of return substantially less than the assumed long-term rate of return. As a result, expense associated with the Company's pension plans has increased, and will continue to increase, significantly from the level recognized historically.

Additionally, FAS 87 requires the recognition of a minimum pension liability to the extent the assets of the plans are below the accumulated benefit obligation of the plans. In order to avoid recognizing this minimum pension liability, the Company contributed approximately $26.4 million to its pension plans during 2002. If the Company's pension assets continue to perform poorly, the Company may be required to recognize a minimum pension liability in the future or fund additional amounts in the pension plans.

Environmental Remediation

The cost of environmental remediation and compliance has not been a material expense for the Company during any of the periods presented. The Company has been identified as a potentially responsible party with respect to five sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or similar state laws. The Company's involvement at two of the sites has been settled by de minimis payments and involvement at two of the other sites is believed to be at a de minimis level. The fifth site is Osborne, Pennsylvania (a landfill into which the Cooper Compression operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. The Company believes, based on its review and other factors, that the estimated costs related to these sites will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, no assurance can be given that the actual cost will not exceed the estimates of the cleanup costs, once determined. Additionally, the Company has discontinued operations at a number of other sites which had previously been in existence for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. As of December 31, 2002, the Company's consolidated financial statements included $11.1 million of environmental reserves.

Market Risk Information

A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates or weak economic conditions in these markets. Overall, the Company generally is a net receiver of Pounds Sterling and Canadian dollars and, therefore, benefits from a weaker U.S. dollar with respect to these currencies. Typically, the Company is a net payer of euros and Norwegian krone as well as other currencies such as the Singapore dollar and the Brazilian real. A weaker U.S. dollar with respect to these currencies may have an adverse effect on the Company. For each of the last three years, the Company's gain or loss from foreign currency-denominated transactions has not been material.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain limited instances, the Company has historically entered into forward foreign currency exchange contracts to hedge specific, large, non-U.S. dollar anticipated receipts or large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. As of December 31, 2002, there were no outstanding forward foreign currency exchange contracts.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Cooper Cameron Corporation

We have audited the accompanying consolidated balance sheets of Cooper Cameron Corporation as of December 31, 2002 and 2001 and the related statements of consolidated results of operations, consolidated changes in stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooper Cameron Corporation at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Houston, Texas
January 27, 2003

CONSOLIDATED RESULTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year Ended December 31,		
	2002	**2001**	**2000**
Revenues	**$1,538,100**	$1,563,678	$1,386,709
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization)	**1,091,290**	1,081,078	974,797
Depreciation and amortization	**77,907**	83,095	75,321
Selling and administrative expenses	**251,000**	231,144	197,381
Interest, net	**(561)**	5,620	18,038
Special items	**33,319**	20,159	77,399
Total costs and expenses	**1,452,955**	1,421,096	1,342,936
Income before income taxes	**85,145**	142,582	43,773
Income tax provision	**(24,676)**	(44,237)	(16,113)
Net income	**$ 60,469**	$ 98,345	$ 27,660
Earnings per share:			
Basic	**$ 1.12**	$ 1.82	$ 0.52
Diluted	**$ 1.10**	$ 1.75	$ 0.50

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except shares and per share data)

	December 31,	
	2002	**2001**
Assets		
Cash and cash equivalents	**$ 273,800**	$ 111,640
Short-term investments	**25,290**	102,071
Receivables, net	**304,821**	306,205
Inventories, net	**387,218**	423,819
Other	**26,732**	21,251
Total current assets	**1,017,861**	964,986
Plant and equipment, at cost less accumulated depreciation	**475,914**	490,264
Goodwill, less accumulated amortization	**301,882**	259,829
Other assets	**202,013**	159,973
Total assets	**$1,997,670**	$1,875,052
Liabilities and stockholders' equity		
Short-term debt	**$ 4,870**	$ 10,487
Accounts payable and accrued liabilities	**354,377**	349,236
Accrued income taxes	**15,563**	18,048
Total current liabilities	**374,810**	377,771
Long-term debt	**462,942**	459,142
Postretirement benefits other than pensions	**45,161**	47,759
Deferred income taxes	**45,641**	41,665
Other long-term liabilities	**27,813**	25,434
Total liabilities	**956,367**	951,771
Stockholders' equity:		
Common stock, par value $.01 per share, 150,000,000 shares authorized, 54,566,054 shares issued	**546**	546
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	**—**	—
Capital in excess of par value	**949,188**	951,441
Retained earnings	**108,147**	47,678
Accumulated other elements of comprehensive income	**(14,789)**	(53,050)
Less: Treasury stock at cost, 54,954 shares at December 31, 2002 (571,320 shares at December 31, 2001)	**(1,789)**	(23,334)
Total stockholders' equity	**1,041,303**	923,281
Total liabilities and stockholders' equity	**$1,997,670**	$1,875,052

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CASH FLOWS

(dollars in thousands)

	Year Ended December 31,		
	2002	**2001**	**2000**
Cash flows from operating activities:			
Net income	**$ 60,469**	$ 98,345	$ 27,660
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**67,053**	63,073	59,797
Amortization	**10,854**	20,022	15,524
Deferred income taxes and other	**(1,283)**	27,446	739
Changes in assets and liabilities, net of translation and effects of acquisitions, dispositions and non-cash items:			
Receivables	**15,632**	(36,511)	(11,562)
Inventories	**67,960**	(40,277)	17,009
Accounts payable and accrued liabilities	**(9,579)**	23,342	(50,394)
Other assets and liabilities, net	**(33,281)**	(30,518)	(38,587)
Net cash provided by operating activities	**177,825**	124,922	20,186
Cash flows from investing activities:			
Capital expenditures	**(82,148)**	(125,004)	(66,599)
(Acquisitions) dispositions, net	**(67,750)**	(51,778)	8,171
Sales (purchases) of short-term investments, net	**78,533**	(99,932)	—
Proceeds from sale of Cameron division headquarters building and other property	**39,460**	—	—
Other	**6,588**	5,106	15,703
Net cash used for investing activities	**(25,317)**	(271,608)	(42,725)
Cash flows from financing activities:			
Loan repayments, net	**(7,448)**	(179,080)	(17,830)
Debentures issued	**—**	450,000	—
Debenture issuance costs	**—**	(8,364)	—
Purchase of treasury stock	**—**	(25,082)	—
Activity under stock option plans and other	**5,156**	6,316	55,446
Net cash provided by (used for) financing activities	**(2,292)**	243,790	37,616
Effect of translation on cash	**11,944**	(2,030)	(6,726)
Increase in cash and cash equivalents	**162,160**	95,074	8,351
Cash and cash equivalents, beginning of year	**111,640**	16,566	8,215
Cash and cash equivalents, end of year	**$ 273,800**	$ 111,640	$ 16,566

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)

	Common stock	Capital in excess of par value	Retained earnings (deficit)	Accumulated other elements of comprehensive income	Treasury stock	Total
Balance – December 31, 1999	$ 540	$ 899,978	$ (78,327)	$ (12,039)	$ (96,074)	$ 714,078
Net income			27,660			27,660
Foreign currency translation				(25,313)		(25,313)
Change in fair value of short-term investments				247		247
Comprehensive income						2,594
Common stock issued under stock option and other employee benefit plans		(30,091)			96,074	65,983
Tax benefit of employee stock benefit plan transactions		59,624				59,624
Balance – December 31, 2000	540	929,511	(50,667)	(37,105)	—	842,279
Net income			98,345			98,345
Foreign currency translation				(15,681)		(15,681)
Minimum pension liability, net of $35 in taxes				57		57
Change in fair value of short-term investments				(321)		(321)
Comprehensive income						82,400
Purchase of treasury stock					(25,082)	(25,082)
Common stock issued under stock option and other employee benefit plans	6	14,828			1,748	16,582
Tax benefit of employee stock benefit plan transactions		7,129				7,129
Costs related to forward stock purchase agreement		(27)				(27)
Balance – December 31, 2001	546	951,441	47,678	(53,050)	(23,334)	923,281
Net income			**60,469**			**60,469**
Foreign currency translation				**38,005**		**38,005**
Minimum pension liability, net of $56 in taxes				**91**		**91**
Change in fair value of short-term investments, net of $56 in taxes				**165**		**165**
Comprehensive income						**98,730**
Common stock issued under stock option and other employee benefit plans		**(4,729)**			**21,545**	**16,816**
Tax benefit of employee stock benefit plan transactions		**2,944**				**2,944**
Costs related to forward stock purchase agreements and other		**(468)**				**(468)**
Balance – December 31, 2002	**$ 546**	**$ 949,188**	**$108,147**	**$ (14,789)**	**$ (1,789)**	**$ 1,041,303**

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Major Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method. The Company's operations are organized into three separate business segments. The segments are Cameron, Cooper Cameron Valves (CCV) and Cooper Compression. Additional information regarding each segment may be found in Note 13 of the Notes to Consolidated Financial Statements.

Estimates in Financial Statements — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition — Revenue is generally recognized in accordance with invoice or contractual terms which generally results in revenue recognition at the time of shipment or the performance of services.

Short-term Investments — Investments in available for sale marketable debt and equity securities are carried at market value, based on quoted market prices. Differences between cost and market value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized.

Receivables — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of the specific customer.

Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 64% of inventories in 2002 and 68% in 2001 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value.

Plant and Equipment — Depreciation is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using primarily the straight-line method. The range of estimated useful lives are: buildings - 10 to 40 years; machinery and equipment - 3 to 18 years; and capitalized software, tooling, dies, patterns and all other - 3 to 10 years.

Goodwill — Prior to 2002, goodwill arising from purchase acquisitions was being amortized over 40 years from respective acquisition dates, with minor exceptions. The Company considered this amortization period to be appropriate due to the long-lived nature of the businesses acquired and the lack of rapid technological change or obsolescence associated with these operations. Through December 31, 2001, the carrying value of the Company's goodwill was reviewed at the division level at least annually or whenever there were indications that the goodwill might be impaired. With the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (FAS 142), effective January 1, 2002, the Company no longer amortizes goodwill and reviews goodwill at least annually for impairment. The initial evaluation upon adoption, as well as the 2002 annual evaluation, indicated that no impairment of goodwill was required.

Income Taxes — The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

Product Warranty — Estimated warranty expense is accrued either at the time of sale or, in some cases, when specific warranty problems are encountered. Adjustments to the accruals are made periodically to reflect actual experience.

Stock-Based Compensation — At December 31, 2002, the Company had two stock-based employee compensation plans and one stock-based compensation plan for its outside directors. These plans are described in further detail in Note 9 of the Notes to Consolidated Financial Statements. The Company measures compensation expense for its stock-based compensation plans using the intrinsic value method. The following table illustrates the effect on net income and earnings per share if the Company had used the alternative fair value method to recognize stock-based employee compensation expense.

	Year Ended December 31,		
(dollars in thousands, except per share data)	**2002**	**2001**	**2000**
Net income, as reported	**$ 60,469**	$ 98,345	$ 27,660
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of tax	**(22,753)**	(31,270)	(32,594)
Pro forma net income (loss)	**$ 37,716**	$ 67,075	$ (4,934)
Earnings (loss) per share:			
Basic - as reported	**$1.12**	$1.82	$ 0.52
Basic - pro forma	**$0.70**	$1.24	$(0.09)
Diluted - as reported	**$1.10**	$1.75	$ 0.50
Diluted - pro forma	**$0.68**	$1.21	$(0.09)

Derivative Financial Instruments — Effective January 1, 2001, the Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income, net of tax, and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized currently in earnings. The Company had no outstanding derivatives at December 31, 2002 or 2001.

Cash Equivalents — For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements — Since mid-2001, the Financial Accounting Standards Board ("FASB") has issued Statements of Financial Accounting Standards Nos. 143 - 148. Certain provisions of these standards, including new disclosure requirements, are effective for 2002 whereas other provisions became effective January 1, 2003. There was no material impact on the Company's financial condition or results of operations from adoption of those provisions effective in 2002 nor is any expected upon adoption of the remaining provisions in 2003.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation will significantly change current practice in the accounting for and disclosure of guarantees. Each guarantee issued or modified after December 31, 2002 and meeting the characteristics described in the Interpretation is to be recognized and initially measured at fair value. In addition, guarantors are required to make significant new disclosures, even if the likelihood of the guarantor making payments under the guarantee is remote. Disclosures applicable to the Company have been included in Note 14 of the Notes to Consolidated Financial Statements.

Note 2: Special Items

Special items by segment for the last three years were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2002**	**2001**	**2000**
Cameron	**$ 6,275**	$ —	$ 8,121
CCV	**—**	—	1,448
Cooper Compression	**25,851**	20,159	67,830
Corporate	**1,193**	—	—
	$ 33,319	$ 20,159	$ 77,399

During 2002, the Company recorded $33,319,000 of costs related to various actions taken in the fourth quarter. Of this amount, Cooper Compression recorded $25,851,000 of costs related generally to the closure of 13 facilities in the gas compression business. This amount was comprised of: (i) $1,632,000 million related to severance and relocation expenses, (ii) $8,177,000 of facility exit costs, including lease termination payments, and (iii) $16,042,000 of facility and inventory write-downs. The $7,468,000 of costs related to the Company's other divisions consisted of: (i) $1,082,000 related to severance, (ii) $5,193,000 of facility write-downs and losses on property disposals, and (iii) $1,193,000 related to the Company's international tax restructuring activities.

During 2001, Cooper Compression recorded $20,159,000 of costs incurred in connection with the consolidation of the manufacturing operations, closing obsolete facilities and discontinuing the manufacture of new Superior engines in its gas compression business. The charges during 2001 consisted primarily of: (i) $4,516,000 of employee severance and various relocation costs, (ii) $2,544,000 of contract cancellation costs, and (iii) $11,579,000 of plant shutdown costs. Included in the plant shutdown costs were $4,088,000 of costs incurred by the Superior engine business during the shutdown period.

During 2000, the Company recorded $77,399,000 of special items. Of this amount, $36,966,000 represented non-cash write-offs or write-downs of assets and $40,433,000 reflected either cash expenditures or accruals for cash that will be spent in future periods. Of the cash total, $12,168,000 related to employee severance and other employee costs including workmen's compensation, medical, pay-to-stay agreements and similar items, $8,841,000 related to personnel and equipment relocation, $5,378,000 related to facility clean-up (including environmental) and rearrangement, $6,356,000 related to operating costs for redundant facilities being held for sale and $7,690,000 related to productivity degradation, including outsourcing during phase-out and other costs. The major projects included $32,659,000 related to the discontinuance of Cooper Compression's manufacturing of Superior engines and the resulting shutdown of its manufacturing facility in Springfield, Ohio; $14,126,000 related to remaining costs associated with the discontinuance of all manufacturing and foundry operations in Grove City, Pennsylvania; $13,503,000 resulting from the relocation of all manufacturing, warehousing and other operations from Mt. Vernon, Ohio (original headquarters for the gas compression business of Cooper Compression) to other locations pursuant to the 1999 sale of Cooper Compression's rotating compressor business to Rolls-Royce plc; $6,634,000 related to the write-off of the Canadian translation component in connection with the sale of this business; $4,058,000 related to the relocation of Cameron's drilling BOP stack and subsea "Christmas tree" manufacturing from Ville Platte, Louisiana to Liberty, Texas (subsea trees) and Beziers, France (BOPs); $2,826,000 related to the shutdown of Cameron's manufacturing facility in Vienna, Austria and relocation of this capacity to other European locations; and $3,593,000 associated with various facility shutdown and realignment costs and other actions for each of the divisions.

The cash flow effect of the above actions was an inflow of approximately $2,558,000 in 2002 (including proceeds from the sale of certain idle property) and outflows of $27,245,000 in 2001 and $37,488,000 in 2000. The aggregate ending accruals at December 31, 2002 and 2001 for the above activities were $19,132,000 and $6,187,000, respectively.

Note 3: Acquisitions

During 2002, the Company's acquisitions consisted of a Canadian valve manufacturer, a wellhead business located in West Texas and certain drilling and riser-related assets from another oilfield equipment supplier. Cash and debt consideration for these acquisitions totaled $70,250,000 and resulted in preliminary goodwill of approximately $31,176,000, the majority of which resides in the CCV segment. As the Canadian valve manufacturer was acquired in late December, the purchase price allocation included in the December 31, 2002 financial statements was based on preliminary information available at the time and is subject to future revision.

During 2001, the Company's acquisitions consisted primarily of two aftermarket parts and service suppliers in the Cooper Compression division and a supplier of motion compensation solutions in the Cameron division. Cash and debt consideration for these acquisitions totaled $55,350,000 and resulted in goodwill of approximately $27,168,000.

The acquisitions in 2000 were not significant. All acquisitions have been accounted for under the purchase method of accounting and their results of operations since the date of acquisition have been included in the Company's consolidated results of operations.

Note 4: Receivables

Receivables consisted of the following:

	December 31,	
(dollars in thousands)	**2002**	**2001**
Trade receivables	**$297,571**	$300,565
Other receivables	**9,420**	9,633
Allowance for doubtful accounts	**(2,170)**	(3,993)
	$304,821	$306,205

Note 5: Inventories

Inventories consisted of the following:

(dollars in thousands)	December 31, 2002	2001
Raw materials	**$ 32,787**	$ 35,470
Work-in-process	**121,878**	139,793
Finished goods, including parts and subassemblies	**310,981**	323,783
Other	**1,818**	1,982
	467,464	501,028
Excess of current standard costs over LIFO costs	**(44,891)**	(52,477)
Allowance for obsolete and excess inventory	**(35,355)**	(24,732)
	$ 387,218	$ 423,819

Note 6: Plant and Equipment, Goodwill and Other Assets

Plant and equipment consisted of the following:

(dollars in thousands)	December 31, 2002	2001
Land and land improvements	**$ 38,140**	$ 39,950
Buildings	**185,267**	215,267
Machinery and equipment	**493,876**	438,429
Tooling, dies, patterns, etc.	**48,119**	58,565
Assets under capital leases	**21,940**	23,551
Capitalized software	**110,538**	82,670
All other	**105,307**	108,931
Construction in progress	**27,799**	26,917
	1,030,986	994,280
Accumulated depreciation	**(555,072)**	(504,016)
	$ 475,914	$ 490,264

During the fourth quarter of 2002, the Company entered into a sale-leaseback transaction involving the Cameron division headquarters building. The sale of the building resulted in net proceeds to the Company of approximately $31,000,000. The building is being leased back from the purchaser over a 22-year period (with options for renewals totaling an additional 15 years) at an initial rate of approximately $2,400,000 per year. This transaction was accounted for as a sale and subsequent operating lease, resulting in the removal of the building from the Company's records and a deferral of the related $0.6 million gain, which will be amortized over the life of the lease.

Goodwill consisted of the following:

(dollars in thousands)	December 31, 2002	2001
Goodwill	**$ 503,296**	$ 454,674
Accumulated amortization	**(201,414)**	(194,845)
	$ 301,882	$ 259,829

Other assets consisted of the following:

(dollars in thousands)	December 31, 2002	2001
Long-term prepaid benefit costs of defined benefit pension plans	**$ 107,151**	$ 80,267
Deferred income taxes	**67,517**	61,998
Intangible assets related to pension plans	**175**	243
Other intangibles:		
Gross	**11,004**	9,483
Accumulated amortization	**(7,619)**	(5,807)
Other	**23,785**	13,789
	$ 202,013	$ 159,973

In June 2001, the FASB issued FAS 142. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed at least annually for impairment. The Company incurred approximately $10,719,000 and $10,088,000 of amortization of goodwill during 2001 and 2000, respectively. Following are the pro forma amounts that would have been reported had FAS 142 been effective as of January 1, 2000:

(dollars in thousands)	Year ended December 31, 2001	2000
Pro forma net income	$109,064	$37,748
Pro forma earnings per share:		
Basic	$2.01	$0.71
Diluted	$1.93	$0.69

Note 7: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

(dollars in thousands)	December 31, 2002	2001
Trade accounts and accruals	**$ 206,002**	$ 207,020
Salaries, wages and related fringe benefits	**59,059**	58,340
Payroll and other taxes	**20,170**	16,978
Product warranty	**5,912**	8,932
Deferred income taxes	**32,904**	32,024
Accruals related to special items	**11,705**	4,322
Other	**18,625**	21,620
	$ 354,377	$ 349,236

Activity during the year associated with the Company's warranty accruals was as follows (dollars in thousands):

Balance December 31, 2001	Warranty Provisions During the Year	Charges Against Accrual	Translation and Other	Balance December 31, 2002
$8,932	5,826	(9,162)	316	$5,912

Note 8: Employee Benefit Plans

Total net benefit (income) expense associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits			Postretirement Benefits		
(dollars in thousands)	**2002**	2001	2000	**2002**	2001	2000
Service cost	**$ 6,359**	$ 5,971	$ 7,569	**$ 13**	$ 48	$ 67
Interest cost	**20,021**	18,721	17,825	**2,936**	3,090	3,123
Expected return on plan assets	**(25,572)**	(29,543)	(31,921)	**—**	—	—
Amortization of prior service cost	**(346)**	(351)	(188)	**(137)**	(136)	(200)
Amortization of (gains) losses and other	**4,322**	(5,466)	(9,442)	**(500)**	(200)	(10,100)
Net periodic benefit (income) expense	**4,784**	(10,668)	(16,157)	**2,312**	2,802	(7,110)
Curtailment (gain) loss	**—**	(577)	53	**—**	—	(300)
Settlement gain	**—**	—	(1,484)	**—**	—	—
Termination benefit expense	**—**	839	304	**—**	—	—
Total net benefit (income) expense	**$ 4,784**	$(10,406)	$(17,284)	**$ 2,312**	$ 2,802	$ (7,410)

The change in the benefit obligations associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	**2002**	2001	**2002**	2001
Benefit obligation at beginning of year	**$299,997**	$273,657	**$ 41,680**	$ 41,911
Service cost	**6,359**	5,971	**13**	48
Interest cost	**20,021**	18,721	**2,936**	3,090
Plan participants' contributions	**751**	721	**—**	—
Amendments	**31**	—	**—**	—
Actuarial (gains) losses	**(14,970)**	24,640	**7,754**	247
Exchange rate changes	**14,018**	(3,069)	**—**	—
Curtailment results	**—**	(1,591)	**—**	—
Termination benefit results	**—**	839	**—**	—
Benefits paid directly or from plan assets	**(19,898)**	(19,892)	**(4,911)**	(3,616)
Benefit obligation at end of year	**$306,309**	$299,997	**$ 47,472**	$ 41,680

The change in the plan assets associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	**2002**	2001	**2002**	2001
Fair value of plan assets at beginning of year	**$295,074**	$355,819	**$ —**	$ —
Actual return on plan assets	**(32,687)**	(29,546)	**—**	—
Actuarial gains (losses)	**2,969**	(8,602)	**—**	—
Company contributions	**27,124**	340	**4,911**	3,616
Plan participants' contributions	**751**	721	**—**	—
Exchange rate changes	**12,617**	(4,027)	**—**	—
Benefits paid from plan assets	**(19,698)**	(19,631)	**(4,911)**	(3,616)
Fair value of plan assets at end of year, primarily debt and equity securities	**$286,150**	$295,074	**$ —**	$ —

The net assets (liabilities) associated with the Company's defined benefit pension and postretirement benefit plans recognized on the balance sheet consisted of the following:

(dollars in thousands)	Pension Benefits 2002	Pension Benefits 2001	Postretirement Benefits 2002	Postretirement Benefits 2001
Plan assets in excess of (less than) benefit obligations at end of year	**$ (20,159)**	$ (4,923)	**$ (47,472)**	$ (41,680)
Unrecognized net (gain) loss	**124,734**	83,350	**2,477**	(5,776)
Unrecognized prior service cost	**(2,380)**	(2,764)	**(166)**	(303)
Unrecognized net transition obligation	**50**	98	**—**	—
Prepaid (accrued) pension cost	**102,245**	75,761	**(45,161)**	(47,759)
Underfunded plan adjustments recognized:				
Accrued minimum liability	**(563)**	(932)	**—**	—
Intangible asset	**175**	243	**—**	—
Accumulated other comprehensive income, net of tax	**240**	331	**—**	—
Net assets (liabilities) recognized on balance sheet at end of year	**$102,097**	$ 75,403	**$ (45,161)**	$ (47,759)

The weighted-average end of year assumptions associated with the Company's defined benefit pension and postretirement benefit plans were as follows:

	Pension Benefits 2002	Pension Benefits 2001	Postretirement Benefits 2002	Postretirement Benefits 2001
Domestic plans:				
Discount rate	**7.0%**	7.25%	**6.75%**	7.25%
Expected return on plan assets	**9.25%**	9.25%		
Rate of compensation increase	**4.5%**	4.5%		
Health care cost trend rate			**12.0%**	7.0%
International plans:				
Discount rate	**6.0%**	6.0 - 6.25%		
Expected return on plan assets	**6.0 - 8.0%**	6.0 - 8.5%		
Rate of compensation increase	**2.75 - 4.0%**	3.5 - 4.5%		

The rate of compensation increase for the domestic plans is based on an age-grade scale ranging from 7.5% to 3.0% with a weighted-average rate of approximately 4.5%.

The health care cost trend rate is assumed to decrease gradually from 12.0% to 5.0% by 2010 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(dollars in thousands)	One-percentage-point Increase	One-percentage-point Decrease
Effect on total of service and interest cost components in 2002	$ 192	$ (170)
Effect on postretirement benefit obligation as of December 31, 2002	$ 3,237	$ (2,849)

Amounts applicable to the Company's pension plans with projected and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit Obligation in Excess of Plan Assets		Accumulated Benefit Obligation in Excess of Plan Assets	
(dollars in thousands)	**2002**	2001	**2002**	2001
Fair value of applicable plan assets	**$ 286,150**	$ 122,568	**$ 3,512**	$ 2,786
Projected benefit obligation of applicable plans	**$(306,309)**	$(132,679)		
Accumulated benefit obligation of applicable plans			**$ (8,903)**	$(7,738)

The Company sponsors the Cooper Cameron Corporation Retirement Plan (Retirement Plan) covering all salaried U.S. employees and certain domestic hourly employees, as well as separate defined benefit pension plans for employees of its U.K. and German subsidiaries, and several unfunded defined benefit arrangements for various other employee groups.

In addition, the Company's domestic employees who are not covered by a bargaining unit are also eligible to participate in the Cooper Cameron Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched with shares of the Company's Common stock. In addition, the Company makes cash contributions for hourly employees who are not covered under collective bargaining agreements. The Company's expense under this plan for the years ended December 31, 2002, 2001 and 2000 amounted to $8,192,000, $7,581,000 and $7,349,000, respectively. In addition, the Company provides various savings plans for employees under collective bargaining agreements and certain international employees, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution plans for the years ended December 31, 2002, 2001, and 2000 amounted to $10,723,000, $8,642,000 and $7,783,000, respectively.

Certain of the Company's employees participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Certain employees will receive retiree medical, prescription and life insurance benefits.

All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Note 9: Stock Options and Employee Stock Purchase Plan

The following table summarizes stock option activity for each of the three years ended December 31:

	Number of Shares		
	Long-term and Broad Based Incentive Plans	Non-employee Director Plan	Weighted Average Exercise Prices
Stock options outstanding at December 31, 1999	7,584,181	380,280	$ 34.38
Options granted	2,472,205	72,548	$ 58.24
Options cancelled	(206,242)	—	$ 31.74
Options exercised	(4,382,012)	(128,054)	$ 31.80
Stock options outstanding at December 31, 2000	5,468,132	324,774	$ 46.96
Options granted	2,110,390	67,740	$ 36.57
Options cancelled	(166,262)	(10,290)	$ 48.13
Options exercised	(555,385)	(45,000)	$ 32.01
Stock options outstanding at December 31, 2001	6,856,875	337,224	$ 45.03
Options granted	**1,627,602**	**42,000**	**$ 47.20**
Options cancelled	**(223,565)**	**(10,808)**	**$ 51.74**
Options exercised	**(356,828)**	**(54,946)**	**$ 32.34**
Stock options outstanding at December 31, 2002	**7,904,084**	**313,470**	**$ 45.92**

Information relating to selected ranges of exercise prices for outstanding and exercisable options at December 31, 2002 was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/31/2002	Weighted Average Years Remaining on Contractual Life	Weighted Average Exercise Price	Number Exercisable as of 12/31/2002	Weighted Average Exercise Price
$24.19 — $24.19	435,672	5.78	$24.19	435,672	$24.19
$29.25 — $33.00	1,774,447	8.03	$32.94	471,234	$32.79
$34.34 — $46.91	3,027,737	8.08	$43.70	1,438,771	$40.38
$47.06 — $60.25	1,964,299	6.37	$54.19	1,375,535	$54.66
$60.69 — $79.94	1,015,399	3.54	$68.53	979,737	$68.57
$24.19 — $79.94	8,217,554	6.98	$45.92	4,700,949	$48.17

Options are granted to key employees under the Long-term and Broad Based Incentive Plans and generally become exercisable on the first anniversary date following the date of grant in one-third increments each year. Certain key executives also elected in 2001 and 2000 to receive options in lieu of salary for the service years ending December 31, 2002 and 2001, respectively. The options granted under the Options in Lieu of Salary Program generally become exercisable at the end of the related salary period and expire five years after the beginning of the salary period. The Options in Lieu of Salary Program has been discontinued effective January 1, 2003.

Under the Company's Non-employee Director Stock Option Plan, non-employee directors receive a grant of 6,000 stock options annually and, for new directors, upon first joining the Board. The options generally expire five years after the date of grant and become exercisable one year following the date of grant. In addition, directors have been permitted to take either a portion of or their full annual retainer in cash ($30,000) or receive, in lieu of cash, additional stock options. Prior to 2003, all directors elected to receive their retainer in stock options. These retainer option shares, totalling 25,740 for the service years 2002 and 2001, were granted in each of the preceding years. The retainer options become exercisable one year following the beginning of the retainer period and expire five years following the beginning of the retainer period. The exercise price for all option grants is equal to the fair market value of the Company's stock at the date of grant. Like the Options in Lieu of Salary Program, this program has been discontinued effective January 1, 2003.

As of December 31, 2002, shares reserved for future grants under the Long-term Incentive, Broad Based Incentive, and Non-employee Director Stock Option Plans were 1,241,748, 153,794 and 306,496, respectively.

Had the Company followed the alternative fair value method of accounting for stock-based compensation, the weighted-average fair value per share of options granted during 2002, 2001 and 2000 would have been $17.09, $15.42 and $24.29, respectively. The weighted-average fair value per share of stock purchases under the Employee Stock Purchase Plan during 2002, 2001 and 2000 would have been $14.52, $18.82 and $18.98, respectively. The fair values were estimated using the Black-Scholes model with the following weighted-average assumptions:

	Year Ended December 31,		
	2002	2001	2000
Expected life (in years)	**3.3**	3.3	3.4
Risk-free interest rate	**2.4%**	4.5%	5.8%
Volatility	**47.6%**	53.3%	48.8%
Dividend yield	**0.0%**	0.0%	0.0%

Employee Stock Purchase Plan

Under the Cooper Cameron Employee Stock Purchase Plan, the Company is authorized to sell up to 2,000,000 shares of Common stock to its full-time employees in the United States, U.K., Ireland, Norway, Singapore and Canada, nearly all of whom are eligible to participate. Under the terms of the Plan, employees may elect each year to have up to 10% of their annual compensation withheld to purchase the Company's Common stock. The purchase price of the stock is 85% of the lower of the beginning-of-plan year or end-of-plan year market price of the Company's Common stock. Under the 2002/2003 plan, more than 1,600 employees elected to purchase approximately 179,000 shares of the Company's Common stock at $35.85 per share, or 85% of the market price of the Company's Common stock on July 31, 2003, if lower. A total of 132,394 shares were purchased at $36.64 per share on July 31, 2002 under the 2001/2002 plan.

Note 10: Long-term Debt

The Company's debt obligations were as follows:

	December 31,	
(dollars in thousands)	**2002**	**2001**
Convertible debentures, net of $65,643 of unamortized original issue discount ($68,801 at December 31, 2001)	**$455,113**	$451,955
Floating-rate revolving credit advances	**—**	5,151
Other debt	**3,652**	3,124
Obligations under capital leases	**9,047**	9,399
	467,812	469,629
Current maturities	**(4,870)**	(10,487)
Long-term portion	**$462,942**	$459,142

On May 16, 2001, the Company issued two series of convertible debentures with aggregate gross proceeds to the Company of $450,000,000. The first series consisted of twenty-year zero-coupon convertible debentures (the "Zero-Coupon Convertible Debentures") with an aggregate principal amount at maturity of approximately $320,756,000. The debentures were priced at $779.41 per debenture, which represents a yield-to-maturity of approximately 1.25%. The Company has the right to redeem the Zero-Coupon Convertible Debentures anytime after three years at the issue price plus the accrued original issue discount, and the debenture holders have the right to require the Company to repurchase the debentures on the third, eighth and thirteenth anniversaries of the issue. The Zero-Coupon Convertible Debentures are convertible into the Company's common stock at a rate of 8.1961 shares per debenture, representing an initial conversion price of $95.095 per share.

The second series consisted of twenty-year convertible debentures in an aggregate amount of $200,000,000, with an interest rate of 1.75%, payable semi-annually on May 15 and November 15 (the "1.75% Convertible Debentures"). The Company has the right to redeem the 1.75% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.75% Convertible Debentures are convertible into the Company's common stock at a rate of 10.5158 shares per debenture, or $95.095 per share.

The net proceeds from the debentures were used to repay amounts outstanding under the Company's then existing revolving credit agreement and other borrowings and other purposes, including share repurchases and acquisitions.

As of December 31, 2002, the Company was party to a 364-day credit agreement (the "Credit Agreement") with various banks which provided for an aggregate borrowing capacity of $150,000,000 of floating-rate credit advances, expiring March 5, 2003. The Credit Agreement provides for unsecured borrowings at the London Interbank Offered Rate (LIBOR) plus 0.50%. In addition to certain up-front costs, the agreement carries a facility fee of 0.10% per annum on the committed amount of the facility plus a usage fee of 0.10% per annum on the total amount of outstanding borrowings, provided such borrowings exceed $50,000,000. The agreement also contains certain covenants, including maintaining specific interest coverage and debt-to-total capitalization ratios. The Company is in compliance with all loan covenants. The entire amount of the facility was available for borrowing at December 31, 2002.

In addition to the above, the Company also has other unsecured and uncommitted credit facilities available both domestically and to its foreign subsidiaries. Certain of these facilities also include annual facility fees.

Other debt, which mainly consists of acquisition related notes, has a weighted-average interest rate of 3.87% at December 31, 2002 (3.24% at December 31, 2001).

During January 2001, the Company entered into interest rate swaps which effectively converted $155,000,000 of outstanding floating rate debt to fixed rate debt at a weighted-average interest rate of 5.24%. These swaps were terminated during the second quarter of 2001 resulting in a pre-tax loss of $1,238,000.

Future maturities of the Company's debt (excluding the Zero-Coupon Convertible Debentures which can be put to the Company during 2004 and capital lease obligations) are $639,000 in 2003 and $3,013,000 in 2004.

For the years 2002, 2001 and 2000, total interest expense was $7,981,000, $13,481,000 and $18,038,000, respectively. Interest paid by the Company in 2002, 2001 and in 2000 is not materially different from the amounts expensed (except for capitalized interest of $371,000 and $1,847,000 and amortization of the original issue discount and related issue costs on the convertible debentures of $3,576,000 and $2,216,000 for 2002 and 2001, respectively).

The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Future minimum lease payments with respect to capital leases and operating leases with terms in excess of one year were as follows:

(dollars in thousands)	Capital Lease Payments	Operating Lease Payments
Year ended December 31:		
2003	$ 4,301	$ 12,113
2004	2,837	8,300
2005	1,779	7,578
2006	399	7,161
2007	11	5,984
Thereafter	—	53,696
Future minimum lease payments	9,327	94,832
Less: amount representing interest	(280)	—
Lease obligations at December 31, 2002	$ 9,047	$ 94,832

Note 11: Income Taxes

The components of income (loss) before provision for income taxes were as follows:

	Year Ended December 31,		
(dollars in thousands)	2002	2001	2000
Income (loss) before income taxes:			
U.S. operations	**$ (1,958)**	$ 62,785	$ (26,137)
Foreign operations	**87,103**	79,797	69,910
Income before income taxes	**$ 85,145**	$ 142,582	$ 43,773

The provisions for income taxes charged to operations were as follows:

	Year Ended December 31,		
(dollars in thousands)	2002	2001	2000
Current:			
U.S. federal	**$ 2,559**	$ 6,696	$ 54,242
U.S. state and local and franchise	**1,835**	2,432	9,432
Foreign	**21,962**	14,509	16,375
	26,356	23,637	80,049
Deferred:			
U.S. federal	**(4,768)**	8,541	(61,318)
U.S. state and local	**(717)**	1,285	(9,221)
Foreign	**3,805**	10,774	6,603
	(1,680)	20,600	(63,936)
Income tax provision	**$ 24,676**	$ 44,237	$ 16,113

Items giving rise to deferred income taxes were as follows:

	Year Ended December 31,		
(dollars in thousands)	2002	2001	2000
Reserves and accruals	**$ 3,463**	$ 3,887	$ 12,895
Inventory	**(4,805)**	2,590	5,842
Pension and postretirement benefit income not currently taxable	**—**	2,828	9,234
U.S. tax deductions less than (in excess of) amounts currently deductible	**(3,358)**	5,571	(85,635)
Other	**3,020**	5,724	(6,272)
Deferred income taxes	**$ (1,680)**	$ 20,600	$ (63,936)

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2002**	2001	2000
U.S. federal statutory rate	**35.00%**	35.00%	35.00%
Nondeductible goodwill	**0.47**	2.07	7.32
State and local income taxes	**0.20**	1.63	(0.03)
Tax exempt income	**(3.08)**	(3.70)	(1.60)
Foreign statutory rate differential	**(6.36)**	(3.22)	(11.61)
Change in valuation of prior year tax assets	**—**	—	(4.34)
Foreign losses (receiving) not receiving a tax benefit	**0.81**	(1.89)	(1.08)
Translation write-offs not deductible for tax	**—**	—	7.27
Nondeductible expenses	**1.03**	0.61	2.40
All other	**0.91**	0.53	3.48
Total	**28.98%**	31.03%	36.81%
Total income taxes paid	**$ 25,821**	$ 15,111	$ 14,724

Components of deferred tax assets (liabilities) were as follows:

	December 31,	
(dollars in thousands)	**2002**	2001
Deferred tax liabilities:		
Plant and equipment	**$ (28,901)**	$ (32,473)
Inventory	**(48,236)**	(53,041)
Pensions	**(37,485)**	(28,192)
Other	**(38,544)**	(30,928)
Total deferred tax liabilities	**(153,166)**	(144,634)
Deferred tax assets:		
Postretirement benefits other than pensions	**17,274**	18,268
Reserves and accruals	**32,658**	36,121
Net operating losses and related deferred tax assets	**115,386**	101,140
Other	**1,366**	1,366
Total deferred tax assets	**166,684**	156,895
Valuation allowance	**(18,121)**	(17,427)
Net deferred tax assets (liabilities)	**$ (4,603)**	$ (5,166)

During each of the last three years, certain of the Company's international operations have incurred losses that have not been tax benefited, while others that had losses in a prior year generated earnings in a subsequent year that utilized the prior year unrecorded benefit of the loss. In addition, during 2000, $1,900,000 of deferred tax assets that had been reserved in prior years were realized and the related reserves were reversed. The effect of these items on the Company's overall effective tax rate are included in the rate reconciliation captions: "Change in valuation of prior year tax assets" and "Foreign losses (receiving) not receiving a tax benefit". As a result of all of the foregoing, the valuation allowances established in prior years were increased in 2002 and 2001, respectively, by $694,000 and $1,226,000 and reduced in 2000 by $2,494,000, with a corresponding increase or reduction in the Company's income tax expense. In addition, a tax benefit of $3,800,000 was recorded in 2001 relating to certain other foreign losses.

At December 31, 2002, the Company had a deferred tax asset of $104,610,000 related to net operating loss carryforwards which, if not utilized, will generally expire in 2020. The Company had a valuation allowance of $9,353,000 as of December 31, 2002 against the net operating loss and credit carryforwards as well as a valuation allowance of $8,768,000 against certain other deferred tax assets. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Note 12: Stockholders' Equity

Common Stock

Under its Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 150,000,000 shares of Common stock, par value $.01 per share. Additionally, in November 1998, the Company's board of directors approved the repurchase of up to 10,000,000 shares of Common stock for use in the Company's various employee stock ownership, option and benefit plans.

Changes in the number of shares of the Company's outstanding stock for the last three years were as follows:

	Common Stock	Treasury Stock	Shares Outstanding
Balance - December 31, 1999	54,001,507	(3,433,548)	50,567,959
Stock issued under stock option and other employee benefit plans	10,422	3,433,548	3,443,970
Balance - December 31, 2000	54,011,929	—	54,011,929
Purchase of treasury stock		(611,000)	(611,000)
Stock issued under stock option and other employee benefit plans	554,125	39,680	593,805
Balance - December 31, 2001	54,566,054	(571,320)	53,994,734
Stock issued under stock option and other employee benefit plans	—	**516,366**	**516,366**
Balance - December 31, 2002	**54,566,054**	**(54,954)**	**54,511,100**

At December 31, 2002, 10,863,842 shares of unissued Common stock were reserved for future issuance under various employee benefit plans.

At December 31, 2002, the Company was party to two forward purchase agreements with a third party financial institution for the purchase of a total of 1,006,500 shares of the Company's common stock. The key terms of these agreements are as follows:

	Forward Agreement Dated	
	August 2002	**March 2002**
Underlying shares	350,500	656,000
Average price per share	$39.24	$36.46
Settlement required by	August 12, 2004	March 15, 2004
Maximum issuable shares	2,103,000	3,600,000

Based on the closing market price of $49.82 per share at December 31, 2002, the Company was in a position to acquire these shares at a savings of approximately $12,474,000 over current open market purchases.

The carrying cost inherent in these contracts is 3-month LIBOR plus 0.70%. The Company could be required to settle these agreements prematurely if the Company's stock price falls below $16.50 per share and in certain other limited circumstances. In the event the Company chooses not to settle these transactions in cash, the maximum number of shares the Company could be required to deliver to settle each agreement is reflected above. In accordance with the consensus reached by the FASB's Emerging Issues Task Force in Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, these forward purchase agreements have not been included as a liability in the Company's December 31, 2002 Consolidated Balance Sheet.

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2002, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

Stockholder Rights Plan

On May 23, 1995, the Company's Board of Directors declared a dividend distribution of one Right for each then-current and future outstanding share of Common stock. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share, for an exercise price of $300. Unless earlier redeemed by the Company at a price of $.01 each, the Rights become exercisable only in certain circumstances constituting a potential change in control of the Company, described below, and will expire on October 31, 2007.

Each share of Series A Junior Participating Preferred Stock purchased upon exercise of the Rights will be entitled to certain minimum preferential quarterly dividend payments as well as a specified minimum preferential liquidation payment in the event of a merger, consolidation or other similar transaction. Each share will also be entitled to 100 votes to be voted together with the Common stockholders and will be junior to any other series of Preferred Stock authorized or issued by the Company, unless the terms of such other series provides otherwise.

Except as otherwise provided in the Plan, in the event any person or group of persons acquire beneficial ownership of 20% or more of the outstanding shares of Common stock, each holder of a Right, other than Rights beneficially owned by the acquiring person or group (which will have become void), will have the right to receive upon exercise of a Right that number of shares of Common stock of the Company, or, in certain instances, Common stock of the acquiring person or group, having a market value equal to two times the current exercise price of the Right.

Retained Earnings

The Company's retained earnings includes a $441,000,000 charge related to the goodwill write-down that occurred concurrent with the Company becoming a separate stand-alone entity on June 30, 1995 in connection with the split-off from its former parent, Cooper Industries, Inc. Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's Board of Directors from a current year's earnings as well as from the total of capital in excess of par value plus the retained earnings. Accordingly, at December 31, 2002, the Company had approximately $1,057,335,000 from which dividends could be paid.

Note 13: Business Segments

The Company's operations are now organized into three separate business segments—Cameron, CCV and Cooper Compression. Prior to 2002, the Company had four separate segments. In connection with an internal restructuring completed during the second quarter of 2002, the Company combined its Cooper Energy Services and Cooper Turbocompressor divisions into one segment, known as Cooper Compression. The restructuring reflects the common management team of both divisions and the decision to share manufacturing and aftermarket facilities as well as service personnel in order to improve utilization and customer responsiveness. Prior period financial information relating to these two divisions has been combined for consistency with the current period presentation.

Cameron is one of the world's leading providers of systems and equipment used to control pressures and direct flows of oil and gas wells. Cameron's products include surface and subsea production systems, blowout preventers, drilling and production control systems, gate valves, actuators, chokes, wellheads, drilling risers and aftermarket parts and services. CCV is a leading provider of valves and related systems primarily used to control pressure and direct the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. CCV's products include ball valves, gate valves, butterfly valves, Orbit valves, rotary process valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and service. Cooper Compression is a leading provider of reciprocating compression equipment and related aftermarket parts and services for the energy industry as well as integrally geared centrifugal compressors and related aftermarket products and services for manufacturing companies and chemical process industries worldwide.

The Company's primary customers are major and independent oil and gas exploration and production companies, foreign national oil and gas companies, drilling contractors, pipeline companies, refiners and other industrial and petrochemical processing companies. Cooper Compression's customers also include manufacturers and companies in the chemical process industry.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

For the years ended December 31, 2002, 2001 and 2000, the Company incurred research and development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling $28,020,000, $27,388,000 and $27,276,000, respectively. Cameron accounted for 85%, 76% and 78% of each respective year's total costs.

Summary financial data by segment follows:

	For the Year Ended December 31, 2002				
(dollars in thousands)	**Cameron**	**CCV**	**Cooper Compression**	**Corporate & Other**	**Consolidated**
Revenues	$ 918,677	$ 273,507	$ 345,916	$ —	$1,538,100
EBITDA[1]	$ 128,576	$ 47,412	$ 36,590	$ (16,768)	$ 195,810
Depreciation and amortization	46,040	10,122	19,216	2,529	77,907
Interest, net	—	—	—	(561)	(561)
Special items	6,275	—	25,851	1,193	33,319
Income (loss) before taxes	$ 76,261	$ 37,290	$ (8,477)	$ (19,929)	$ 85,145
Capital expenditures	$ 39,253	$ 9,266	$ 9,689	$ 23,940	$ 82,148
Total assets	$1,067,598	$ 303,506	$ 300,665	$325,901	$1,997,670

	For the Year Ended December 31, 2001				
(dollars in thousands)	**Cameron**	**CCV**	**Cooper Compression**	**Corporate & Other**	**Consolidated**
Revenues	$ 898,294	$ 292,268	$ 373,116	$ —	$1,563,678
EBITDA[1]	$ 172,675	$ 52,484	$ 40,648	$ (14,351)	$ 251,456
Depreciation and amortization	48,811	14,198	18,458	1,628	83,095
Interest, net	—	—	—	5,620	5,620
Special items	—	—	20,159	—	20,159
Income (loss) before taxes	$ 123,864	$ 38,286	$ 2,031	$ (21,599)	$ 142,582
Capital expenditures	$ 71,056	$ 6,985	$ 13,011	$ 33,952	$ 125,004
Total assets	$1,038,322	$ 247,864	$ 346,390	$242,476	$1,875,052

	For the Year Ended December 31, 2000				
(dollars in thousands)	**Cameron**	**CCV**	**Cooper Compression**	**Corporate & Other**	**Consolidated**
Revenues	$ 838,341	$ 221,097	$ 327,271	$ —	$1,386,709
EBITDA[1]	$ 148,730	$ 37,069	$ 43,697	$ (14,965)	$ 214,531
Depreciation and amortization	45,711	11,379	17,371	860	75,321
Interest, net	—	—	—	18,038	18,038
Special items	8,121	1,448	67,830	—	77,399
Income (loss) before taxes	$ 94,898	$ 24,242	$ (41,504)	$ (33,863)	$ 43,773
Capital expenditures	$ 38,615	$ 5,981	$ 21,912	$ 91	$ 66,599
Total assets	$ 884,187	$ 245,653	$ 278,461	$ 85,572	$1,493,873

[1] Earnings before interest, taxes, depreciation and amortization and special items.

Geographic revenue and long-lived assets related to operations as of and for the years ended December 31 were as follows:

(dollars in thousands)	2002	2001	2000
Revenues:			
United States	**$ 836,264**	$ 932,534	$ 750,383
United Kingdom	**256,213**	221,274	204,638
Other foreign countries	**445,623**	409,870	431,688
Total	**$1,538,100**	$1,563,678	$1,386,709
Long-lived assets:			
United States	**$ 505,069**	$ 529,803	$ 429,611
United Kingdom	**117,752**	102,989	112,149
Other foreign countries	**158,535**	121,220	123,060
Total	**$ 781,356**	$ 754,012	$ 664,820

For internal management reporting, and therefore the above segment information, consolidated interest is treated as a Corporate item because short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, the Company's enterprise-wide software upgrade is being reflected as a Corporate asset. Amortization expense on this asset is reflected in each segment's results.

Note 14: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

At December 31, 2002, the Company was contingently liable with respect to approximately $78,474,000 of standby letters of credit ("letters") issued on its behalf by financial institutions in connection with the delivery, installation and performance of the Company's products under contracts with customers throughout the world. The Company was also liable for approximately $13,467,000 of bank guarantees and letters of credit used to secure certain financial obligations of the Company. While certain of the letters do not have a fixed expiration date, the majority expire within the next one to two years and the Company would expect to issue new or extend existing letters in the normal course of business. In addition, the Company has provided third parties with guarantees of a portion of the outstanding bank loans of its joint ventures, as well as other matters, totaling $2,916,000 at December 31, 2002.

The Company's other off-balance sheet risks were not material.

Concentrations of Credit Risk

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2002.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, short-term marketable debt and equity securities, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values.

The primary portion of the Company's debt consists of fixed-rate convertible debentures. Based on quoted market prices, the book value for this debt at December 31, 2002 was $2,257,000 higher than the market value. The difference between book value and market value on the Company's other fixed-rate debt was not material.

Note 15: Summary of Noncash Investing and Financing Activities

The effect on net assets of noncash investing and financing activities was as follows:

	Year Ended December 31,	
(dollars in thousands)	**2002**	**2001**
Common stock issued for employee stock ownership plans	**$ 4,944**	$ 4,185
Tax benefit of certain employee stock benefit plan transactions	**2,944**	7,129
Other	**(3)**	30

Note 16: Earnings Per Share

The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,		
(amounts in thousands, except per share data)	**2002**	**2001**	**2000**
Net income	**$ 60,469**	$ 98,345	$ 27,660
Add back interest on debentures, net of tax	**5,024**	3,032	—
Net income (assuming conversion of convertible debentures)	**$ 65,493**	$101,377	$ 27,660
Average shares outstanding (basic)	**54,215**	54,170	52,800
Common stock equivalents	**862**	936	2,213
Incremental shares from assumed conversion of convertible debentures	**4,732**	2,969	—
Shares utilized in diluted earnings per share calculation	**59,809**	58,075	55,013
Earnings per share:			
Basic	**$1.12**	$1.82	$0.52
Diluted	**$1.10**	$1.75	$0.50

Note 17: Accumulated Other Elements of Comprehensive Income

Accumulated other elements of comprehensive income comprised the following:

	December 31,	
(dollars in thousands)	**2002**	**2001**
Accumulated foreign currency translation loss	**$ (14,640)**	$ (52,645)
Accumulated adjustments to record minimum pension liabilities	**(240)**	(331)
Change in fair value of short-term investments	**91**	(74)
	$ (14,789)	$ (53,050)

Note 18: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

	2002 (by quarter)			
(dollars in thousands, except per share data)	1	2	3	4
Revenues	$366,901	$402,583	$383,847	$384,769
Gross margin[1]	106,982	115,907	112,060	111,861
Special items[2]	—	—	—	33,319
Net income (loss)	19,489	22,667	20,683	(2,370)
Earnings (loss) per share:				
Basic	0.36	0.42	0.38	(0.04)
Diluted	0.35	0.40	0.37	(0.04)

	2001 (by quarter)			
(dollars in thousands, except per share data)	1	2	3	4
Revenues	$334,835	$404,625	$417,218	$407,000
Gross margin[1]	103,885	120,415	128,779	129,521
Special items[2]	7,131	13,028	—	—
Net income	14,255	19,807	34,400	29,883
Earnings per share:				
Basic	0.26	0.36	0.63	0.55
Diluted	0.26	0.35	0.60	0.53

[1] Gross margin equals revenues less cost of sales before depreciation and amortization.

[2] See Note 2 of the Notes to Consolidated Financial Statements for further information relating to special items incurred during 2002 and 2001 and included herein.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF COOPER CAMERON CORPORATION

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2002. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,				
(dollars in thousands, except per share data)	**2002**	**2001**	**2000**	**1999**	**1998**
Income Statement Data:					
Revenues	**$1,538,100**	$1,563,678	$1,386,709	$1,475,061	$1,893,311
Costs and expenses:					
Cost of sales (exclusive of depreciation and amortization)	**1,091,290**	1,081,078	974,797	1,076,276	1,340,722
Depreciation and amortization	**77,907**	83,095	75,321	83,716	72,474
Selling and administrative expenses	**251,000**	231,144	197,381	205,734	229,710
Interest, net	**(561)**	5,620	18,038	27,834	32,721
Special items[1]	**33,319**	20,159	77,399	10,585	21,956
Total costs and expenses	**1,452,955**	1,421,096	1,342,936	1,404,145	1,697,583
Income before income taxes	**85,145**	142,582	43,773	70,916	195,728
Income tax provision	**(24,676)**	(44,237)	(16,113)	(27,914)	(59,572)
Net income	**$ 60,469**	$ 98,345	$ 27,660	$ 43,002	$ 136,156
Earnings per share:					
Basic	**$ 1.12**	$ 1.82	$ 0.52	$ 0.81	$ 2.58
Diluted	**$ 1.10**	$ 1.75	$ 0.50	$ 0.78	$ 2.48
Balance Sheet Data (at the end of period):					
Total assets	**$1,997,670**	$1,875,052	$1,493,873	$1,470,719	$1,823,603
Stockholders' equity	**1,041,303**	923,281	842,279	714,078	780,285
Long-term debt	**462,942**	459,142	188,060	195,860	364,363
Other long-term obligations	**118,615**	114,858	117,503	138,955	149,113

[1] See Note 2 of the Notes to Consolidated Financial Statements for further information relating to the special items incurred during 2002, 2001 and 2000. Information on similar charges in 1999 and 1998 may be found in the Company's 1999 Annual Report to Stockholders.

STOCKHOLDER INFORMATION

Transfer Agent and Registrar

EquiServe Trust Company, N.A.

General correspondence about your shares should be addressed to:

EquiServe Trust Company, N.A.
Shareholder Services
P.O. Box 43069
Providence, RI 02940-3069

Website: www.equiserve.com
E-mail: equiserve@equiserve.com

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday through Friday, 8:30 a.m. to 7:00 p.m., Eastern Time.

Additional Stockholder Assistance

For additional assistance regarding your holdings, write to:

Corporate Secretary
Cooper Cameron Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Telephone: (713) 513-3322

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m., Thursday, May 8, 2003, at the Company's corporate headquarters in Houston, Texas. A meeting notice and proxy materials are being mailed to all stockholders of record on March 24, 2003.

Stockholders of Record

The approximate number of record holders of Cooper Cameron Common stock was 1,608 as of February 18, 2003.

Common Stock Prices

Cooper Cameron Common stock is listed on the New York Stock Exchange under the symbol CAM. The trading activity during 2002 and 2001 was as follows:

	High	Low	Last
2002			
First Quarter	$52.98	$36.40	$51.11
Second Quarter	59.60	47.99	48.42
Third Quarter	50.86	35.94	41.76
Fourth Quarter	53.31	38.56	49.82

	High	Low	Last
2001			
First Quarter	$69.28	$52.56	$54.00
Second Quarter	73.00	46.55	55.80
Third Quarter	57.74	28.85	32.80
Fourth Quarter	44.75	31.20	40.36

The following documents are available on the Company's website at **www.coopercameron.com:**

- The Company's filings with the Securities and Exchange Commission (SEC).
- The charters of the Committees of the Board.
- Other documents that may be required to be made so available by the SEC or the New York Stock Exchange.

Directors



Sheldon R. Erikson
Chairman of the Board,
President and
Chief Executive Officer,
Cooper Cameron
Corporation
Houston, Texas



Nathan M. Avery
Investor
Houston, Texas



C. Baker Cunningham
Chairman, President and
Chief Executive Officer,
Belden Inc.
St. Louis, Missouri



Lamar Norsworthy
Chairman and
Chief Executive Officer,
Holly Corporation
Dallas, Texas



Michael E. Patrick
Vice President and Chief
Investment Officer,
Meadows Foundation, Inc.
Dallas, Texas



David Ross III
Investor
Houston, Texas



Bruce W. Wilkinson
Chairman and
Chief Executive Officer,
McDermott International, Inc.
Houston, Texas

Officers

COOPER CAMERON
CORPORATION

Sheldon R. Erikson
Chairman, President and
Chief Executive Officer

Franklin Myers
Senior Vice President and
Chief Financial Officer

R. Scott Amann
Vice President,
Investor Relations

Jane L. Crowder
Vice President,
Human Resources

Michael C. Jennings
Vice President and Treasurer

William C. Lemmer
Vice President, General
Counsel and Secretary

Charles M. Sledge
Vice President and
Corporate Controller

CAMERON

Jack B. Moore
President

Steven P. Beatty
Vice President, Finance

Harold E. Conway, Jr.
Vice President and
General Manager,
Eastern Hemisphere

Mark E. Crews
Vice President,
Technology

Steve E. English
Vice President, CAMSERV

Hal J. Goldie
Vice President,
Offshore Systems

Hunter W. Jones
Vice President, Quality
and Global Procurement

Gary M. Halverson
Vice President and
General Manager,
Western Hemisphere

Peter J. Lang
Vice President,
Cameron Willis Chokes

J. Gilbert Nance
Vice President, Drilling

Erik Peyrer
Vice President and
General Manager,
Asia Pacific and Middle East

Donald J. Schortgen
Vice President,
Controls Technology

S. Joe Vinson
Vice President,
Human Resources

Edward E. Will
Vice President, Marketing

COOPER CAMERON
VALVES

John D. Carne
President

William B. Findlay
Vice President and
General Manager,
Engineered Products

Patrick C. Holley
Vice President, Operations

David R. Mefford
Vice President,
Engineering

T. Duane Morgan
Vice President and
General Manager,
Aftermarket

Luis O. Ortiz
Vice President,
Eastern Hemisphere

Lorne E. Phillips
Vice President, Marketing
and Mergers & Acquisitions

Richard A. Steans
Vice President, Finance

James E. Wright
Vice President and
General Manager,
Distributor Products

COOPER
COMPRESSION

Robert J. Rajeski
President*

Jeffrey G. Altamari
Vice President, Finance

Frank H. Athearn
Vice President,
Sales – Units

John C. Bartos
General Manager,
Cooper Turbocompressor

Steven E. DuGan
Vice President, Service

Roland L. Etcheverry
Vice President,
Information Technology

Ronald J. Flecknoe
Vice President,
Sales – Aftermarket

Raymond F. Plachta
Vice President,
Operations

Edward E. Roper
Vice President,
Aftermarket Operations

*Also, Vice President,
Cooper Cameron Corporation

Design and Production – John Van Ove Marketing Communications


COOPER
CAMERON

1333 West Loop South
Suite 1700
Houston, Texas 77027
713-513-3300
www.coopercameron.com